                       1996 ANNUAL REPORT TO STOCKHOLDERS

                             CHARTER FINANCIAL, INC.




--------------------------------------------------------------------------------


                                Table of Contents




Message from the Chairman
Common Stock and Related Matters
Selected Consolidated Financial Information
Management's Discussion and Analysis
Independent Auditors' Report
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Stockholder Information

                            MESSAGE FROM THE CHAIRMAN

--------------------------------------------------------------------------------


To Our Valued Stockholders:

The reorganization of Charter Bancorp M.H.C. to Charter Financial, Inc. on December 28, 1995, charted the course for a successful year for Charter Bank, S.B. During 1996 the acquisition of the $ 58.9 million Community Savings Bank at Marion, Illinois, was completed. In addition our intent to acquire $30.7 million Home Federal Savings in Carbondale, Illinois, has been announced and is expected to close in January, 1997. As acquisition targets become available, the Board will selectively seek to expand our franchise and build stockholder value.

In 1997, the Bank will pursue continued market share growth in the seven communities in which our branches are located. Market share growth will be achieved by Charter Bank's continued commitment to innovation. Whether it be through new deposit product offerings, alternative delivery channels, additional convenient locations or new technology, we will focus our efforts to provide the best financial services available. The commitment to innovation coupled with knowledgeable employees and superior customer service will keep Charter Bank a leader in each of the market areas it serves.

Charter Financial's commitment to its new shareholders was evidenced by the 5% repurchase of outstanding stock during June and July, 1996, and a 10% repurchase of outstanding stock in September, 1996. Shares totaling 721,285 were repurchased. We are pleased to have the financial strength to undertake the stock repurchases.

We wish to extend our appreciation to our shareholders, customers, and staff for their continued support.


Sincerely,




John A. Becker
President and Chief Executive Officer

COMMON STOCK AND RELATED MATTERS

--------------------------------------------------------------------------------


The common stock of Charter Financial, Inc. is traded in the over-the-counter market and is listed for quotation in the NASDAQ National Market under the symbol "CBSB." The stock was issued on December 28, 1995 at $10.00 per share. As of December 1, 1996, there were 896 stockholders of record and 4,253,459 outstanding shares of common stock.

The following table sets forth the high and low closing bid prices as reported by NASDAQ and dividends paid per share of common stock for the periods indicated.

                                                                   Dividends
         Quarter ended               High           Low               paid
         -------------               ----           ---               ----
      December 31, 1995          $ 10.8125      $ 10.8125         $   .15*
      March 31, 1996               10.8125        12.2500             .06
      June 30, 1996                12.0000        11.2500             .06
      September 30, 1996           13.0000        10.8750             .06

Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Charter Financial's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.















* Represents dividends paid by Charter Bank, S.B., to its stockholders other than its mutual holding company prior to the reorganization of Charter Bancorp, M.H.C. to Charter Financial, Inc.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain historical information concerning the financial position and results of operations of the Company at the dates indicated.

                                                         At September 30,
                                      ----------------------------------------------------
                                         1996       1995       1994       1993      1992
                                         ----       ----       ----       ----      ----
                                                         (In Thousands)
Selected Financial Condition Data:
    Total assets ..................   $388,431   $293,135   $261,297   $259,042   $229,410
    Loans receivable, net .........    275,487    206,074    178,058    157,342    134,788
    Investments, net (1) ..........     77,999     60,174     58,798     68,957     67,067
    Mortgage-backed securities, net     16,632     16,670     16,071     20,950     19,366
    Deposits (2) ..................    248,723    197,103    189,947    198,183    200,495
    Borrowed money ................     76,354     57,080     35,566     27,095      7,110
    Stockholders' equity (3) ......     56,394     35,622     31,581     22,016     18,943

                                                          Year ended September 30,
                                         ------------------------------------------------------
                                            1996        1995        1994       1993       1992
                                            ----        ----        ----       ----       ----
                                                  (In Thousands, except per share data)
Selected Operating Data:
    Interest income ..................   $ 24,819    $ 20,009    $ 18,233   $ 18,391   $ 19,772
    Interest expense .................     12,426      10,309       8,387      8,730     11,274
                                         --------    --------    --------   --------   --------
       Net interest income ...........     12,393       9,700       9,846      9,661      8,498
    Provision for losses on loans ....        170         360         140      1,004        653
                                         --------    --------    --------   --------   --------
       Net interest income after
         provision for losses on loans     12,223       9,340       9,706      8,657      7,845
                                         --------    --------    --------   --------   --------
    Noninterest income:
       Late charges and other loan fees       391         241         266        173        149
       Gain (loss) on sale of
       invesment securities, net ......       (29)        (14)        121          8        131
       Loss on sale of mortgage-backed.
         securities, net .............         (9)       --          --         --         --
       Deposit account fees ..........        797         677         603        530        446
       Other .........................        691         506         454        458        426
                                         --------    --------    --------   --------   --------
         Total noninterest income ....      1,841       1,410       1,444      1,169      1,152
                                         --------    --------    --------   --------   --------
    Noninterest expense:
       Compensation and employee .....      3,661       3,025       2,778      2,106      1,997
       benefits
       Office buildings and equipment
         and data processing .........      1,083         835         825        836        809
       Advertising ...................        237         148         196        152        138
       Deposit insurance premiums ....        458         438         461        380        447
       SAIF special assessment .......      1,479        --          --         --         --
       Other .........................      1,641       1,306       1,199        880        889
       Provision for losses and
         expenses on real estate
         acquired by foreclosure .....         81           4         184         84        156
       Amortization of cost in
         excess of fair value of net
           assets acquired ...........        211         136         142        142        362
                                         --------    --------    --------   --------   --------
         Total noninterest expense ...      8,851       5,892       5,785      4,580      4,798
                                         --------    --------    --------   --------   --------

                                                          Year ended September 30,
                                         ------------------------------------------------------
                                            1996        1995        1994       1993       1992
                                            ----        ----        ----       ----       ----
                                                  (In Thousands, except per share data)

    Income before income tax
         expense and cumulative
         effect of change in
           accounting principle.......      5,213       4,858       5,365      5,246      4,199
    Income tax expense ...............      2,155       1,874       2,054      2,173      1,757
                                         --------    --------    --------   --------   --------
    Income before cumulative effect in
         accounting principle ........      3,058       2,984       3,311      3,073      2,442
    Cumulative effect of change in
         accounting principle ........       --          --           786       --         --
                                         --------    --------    --------   --------   --------
    Net income .......................   $  3,058    $  2,984    $  4,097   $  3,073   $  2,442
                                         ========    ========    ========   ========   ========
    Earnings per share:
         Income before cumulative
         effect of change in
           accounting principle.......   $   0.67   $    0.69       0.78         N/A        N/A
    Cumulative effect of change in
         accounting principle ........       --          --         0.19         N/A        N/A
                                         --------    --------    --------   --------   --------
    Net Income .......................   $   0.67    $   0.69    $   0.97   $    N/A   $    N/A
                                         ========    ========    ========   ========   ========

SELECTED CONSOLIDATED FINANCIAL INFORMATION,  Cont.

                                                                At or for the year ended
                                                                      September 30,
                                                  --------------------------------------------------
                                                    1996      1995      1994         1993     1992
                                                    ----      ----      ----         ----     ----
Selected Financial Ratios and Other
Data:
    Performance ratios:
       Return on average assets(4) .........        0.93%     1.09%     1.27%(5)     1.26%     1.08%
       Return on average stockholders'
          equity (4) .......................        5.57      8.92     15.29        15.10     13.79
       Stockholders' equity as a
         percent of average assets .........       17.18     12.97     12.14         9.02      8.35
       Stockholders' equity to total
         assets (end of period) ............       14.52     12.15     12.09         8.50      8.26
       Interest rate spread (6) ............        3.27      3.25      3.48         3.86      3.53
       Net interest margin (7) .............        3.95      3.68      3.85         4.12      3.87
       Average interest-earning assets as a
        percent of average interest-bearing
          liabilities (8) ..................      117.30    110.80    111.17       107.06    106.64
    Asset quality ratios:
       Nonperforming loans as a percent
          of loans receivable, net(9) ......        0.78      0.32      0.23         1.40      0.95
       Nonperforming assets as a percent
          of nonperforming total  assets(10)        0.67      0.27      0.24         0.94      0.76
       Allowance for loan losses as a
          percent of nonperforming loans(9)       111.89    336.65    528.29       100.09    102.26
    Number of full-service offices .........           7         6         5            5         5

(1) Includes Federal Home Loan Bank stock and interest-bearing deposits.
(2) During the years ended September 30, 1994, 1993, and 1992, $1.8 million, $7.6 million, and the $6.3 million, respectively, in certificates of deposit were converted into reverse repurchase agreements and, therefore, are not reflected in deposit totals.
(3) Reflects only retained earnings for years prior to 1994, the fiscal year in which Charter Bank converted to stock form.
(4) Averages are computed on a simple average basis using period-end balances.
(5) Does not include cumulative effect of change in accounting principle of $786,053. Return on average assets was 1.57% including such amount at September 30, 1994.
(6) Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(7) Represents net interest income as a percent of average interest-earning assets.
(8)    Averages are computed based upon
       month-end balances.
(9)    Includes nonaccruing loans 90 days or
       more delinquent.
(10) Includes nonaccruing loans 90 days or more delinquent and real estate acquired through foreclosure.

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of |liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from utilizing month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

                                                                          Year ended September 30,
                                                 -------------------------------------------------------------------------
                                                              1996                                    1995
                                                 ----------------------------------      ---------------------------------
                                                 Average                  Average        Average                 Average
                                                 balance    Interest     yield/cost      balance    Interest    yield/cost
                                                 -------    --------     ----------      -------    --------    ----------
                                                                           (Dollars in Thousands)
Interest-earning assets:
     Loans receivable, net (1)                 $ 230,765    $ 19,439        8.42%      $ 188,897    $ 15,462        8.19%
     Investments, net (2)                         62,243       3,937        6.33          54,036       3,308        6.12
     Mortgage-backed securities, net              16,353       1,173        7.17          17,510       1,087        6.21
     Interest-bearing deposits                     4,563         270        5.92           3,477         152        4.37
                                               ---------    --------                   ---------    --------
     Total interest-earning assets             $ 313,924      24,819        7.91       $ 263,920      20,009        7.58
                                               =========    --------                    ========    --------
Interest-bearing liabilities:
     Deposits                                  $ 219,092       9,793        4.47       $ 189,309       7,567        4.00
     Borrowed money                               48,544       2,633        5.42          48,882       2,742        5.61
                                               ---------    --------                  ---------     --------
     Total interest-bearing liabilities        $ 267,636      12,426        4.64       $ 238,191      10,309        4.33
                                               =========    --------                  =========     --------
Net interest income                                         $ 12,393                                $  9,700
                                                            ========                                ========
Net interest rate spread (3)                                                3.27%                                   3.25%
                                                                            ====                                    ====
Net interest margin (4)                                                     3.95%                                   3.68%
                                                                            ====                                    ====
Ratio of average interest-earning assets
     to average interest-bearing liabilities                              117.30%                                 110.80%
                                                                          ======                                  ======

                                                         Year ended September 30,
                                                   ------------------------------
                                                                1994
                                                     ----------------------------
                                                      Average            Average
                                                      balance   Interest yield/cost
                                                     --------  -------  ---------



Interest-earning assets:
     Loans receivable, net (1)                       $ 168,391    $ 13,256       7.87 %
     Investments, net (2)                               64,977       3,754       5.78
     Mortgage-backed securities, net                    17,673       1,082       6.12
     Interest-bearing deposits                           4,731         141       2.98
                                                     ---------    --------
     Total interest-earning assets                   $ 255,772      18,233       7.13
                                                     =========    --------
Interest-bearing liabilities:
     Deposits                                        $ 195,142       6,859       3.51
     Borrowed money                                     34,940       1,528       4.37
                                                     ---------    --------
     Total interest-bearing liabilities              $ 230,082       8,387       3.65
                                                       ========   --------
Net interest income                                               $  9,846
                                                                  ========
Net interest rate spread (3)                                                     3.48%
                                                                                 ====
Net interest margin (4)                                                          3.85%
                                                                                 ====
Ratio of average interest-earning assets
     to average interest-bearing liabilities                                   111.17%
                                                                               ======

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average (changes in average volume multiplied by prior rate); (ii) changes in rates (change in rate multiplied by prior average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume); and (iv) the net change.

                                                                                              Year ended
                                                                                            September 30,
                                     -----------------------------------------------------------------------------------------------
                                                   1996 vs. 1995                               1995 vs. 1994
                                     ------------------------------------------   ----------------------------------------  --------
                                                Increase (decrease)                         Increase (decrease)
                                                      due to                                      due to
                                     ------------------------------------------   ----------------------------------------  --------
                                                              Rate/     Increase                           Rate/    Increase
                                        Volume      Rate      volume   (Decrease)   Volume       Rate      volume  (Decrease)
                                        ------      ----      ------   ----------   ------       ----      ------  ----------
                                                                         (In Thousands)
Interest income:
     Loans receivable, net (1) .....   $ 3,429    $   434    $   114    $ 3,977    $ 1,614    $   526    $    66    $ 2,206
     Investments, net (2) ..........       502        113         14        629       (632)       223        (37)      (446)
     Mortgage-backed securities, net       (72)       168        (10)        86        (10)        15          0          5
     Interest-bearing deposits .....        47         54         17        118        (37)        65        (17)        11
                                       -------    -------    -------    -------    -------    -------    -------    -------
     Total interest-earning assets .     3,906        769        135      4,810        935        829         12      1,776
                                       -------    -------    -------    -------    -------    -------    -------    -------
Interest expense:
     Deposits ......................     1,191        890        145      2,226       (205)       942        (29)       708
     Borrowed money ................       (19)       (93)         3       (109)       609        432        173      1,214
                                       -------    -------    -------    -------    -------    -------    -------    -------
     Total interest-bearing
        liabilities ................     1,172        797        148      2,117        404      1,374        144      1,922
                                       -------    -------    -------    -------    -------    -------    -------    -------
       Change in net interest income   $ 2,734    $   (28)   $   (13)   $ 2,693    $   531    $  (545)   $  (132)   $  (146)
                                       =======    =======    =======    =======    =======    =======    =======    =======

(1)  Average balance includes nonaccrual loans.

(2)  Includes Federal Home Loan Bank stock and investment securities.

(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

                                                        Year ended
                                                       September 30,
                                       -------------------------------------------
                                                      1994 vs. 1993
                                       -------------------------------------------
                                                   Increase (decrease)
                                                         due to
                                       -------------------------------------------
                                                               Rate/     Increase
                                        Volume      Rate       volume   (Decrease)
Interest income:
     Loans receivable, net (1) .....   $ 2,061    $(1,321)   $  (214)   $   526
     Investments, net (2) ..........       329       (389)       (33)       (93)
     Mortgage-backed securities, net       (98)      (247)        17       (328)
     Interest-bearing deposits .....      (226)       (81)        45       (262)
                                       -------    -------    -------    -------
     Total interest-earning assets .     2,066     (2,038)      (185)      (157)
                                       -------    -------    -------    -------
Interest expense:
     Deposits ......................      (190)    (1,023)        24     (1,189)
     Borrowed money ................       557        159        130        846
                                       -------    -------    -------    -------
     Total interest-bearing
        liabilities ................       367       (864)       154       (343)
                                       -------    -------    -------    -------
       Change in net interest income   $ 1,699    $(1,174)   $  (339)   $   186
                                       =======    =======    =======    =======


(1)  Average balance includes nonaccrual loans.

(2)  Includes Federal Home Loan Bank stock and investment securities.

(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Net income of Charter Financial, Inc. and its subsidiary ("the Company") is primarily dependent on the interest income earned on its loans receivable, mortgage-backed securities, and investments, and the interest expense on its deposits and borrowings. The Company's net income is also affected by its noninterest income, consisting primarily of late charges and other loan fees, deposit account fees, brokerage commissions and fees, as well as its provision for losses on loans, and noninterest expense, such as compensation and employee benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes.

Additionally, earnings of the Company are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

On December 28, 1995, the Company completed its conversion from an Illinois-charted mutual holding company to a Delaware stock corporation (the Conversion). At the date of the Conversion, the Company completed the sale of 2,919,414 shares of common stock, $.10 par value, at a price of $10 per share to Charter Bank, S.B.'s ("the Bank") depositors, ESOP, and minority stockholders in a subscription offering and to certain members of the general public in a community offering. Net proceeds from the sale of common stock were $27,051,859, after deducting approximately $1.2 million of offering expenses and $969,030 related to the sale of 96,903 shares to the Bank's ESOP.

In conjunction with the subscription and community offering, an additional 2,054,832 shares of common stock were issued by the Company to convert 986,051 shares of the Bank's common stock held by minority stockholders into common stock of the Company. Each share of the Bank's common stock in the above transaction was converted into the right to receive 2.0839 shares of the Company's common stock (the Exchange Ratio).

Business Strategy

The Company's current business strategy is to operate as a well-capitalized, profitable, and independent community savings bank dedicated to financing home ownership and consumer needs in its market area and to providing quality service to its customers. The Company has implemented this strategy by: (I) closely monitoring needs of customers and providing quality service; (ii) emphasizing consumer banking by originating residential mortgage loans and consumer loans, and by offering checking accounts and other financial services and products;
(iii) maintaining asset quality; (iv) maintaining capital in excess of regulatory requirements and growing moderately in a manner consistent with the Company's strategy of maintaining high capital levels; (v) increasing earnings; and (vi) managing interest rate risk by better matching asset and liability maturities and rates.

On May 15, 1996, the Company completed its acquisition of Community Savings Bank, Marion, Illinois ("Community Savings") in exchange for cash of $7.5 million. Community Savings' assets consisted primarily of loans receivable of $45.4 million and investment securities of $6.3 million, while liabilities consisted primarily of savings deposits of $49.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Community Savings have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.9 million.

On May 12, 1995, the Company acquired the savings deposit liabilities of the branch office of another financial institution totaling approximately $21.1 million. The acquisition was accounted for under the purchase method and resulted in the recording of a core deposit intangible totaling approximately $1.2 million.

Results of Operations

The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities. The Company had net income of $3.1 million, $3.0 million, and $4.1 million for the fiscal years ended September 30, 1996, 1995, and 1994, respectively.

Comparison of Operating Results for the Fiscal Years ended September 30, 1996 and 1995

Interest Income. Interest income totaled $24.8 million for the fiscal year ended September 30, 1996 compared to $20.0 million for the fiscal year ended September 30, 1995, an increase of $4.8 million, or 24.0%. This increase resulted primarily from an increase in the average yield on interest-earning assets to 7.91% in fiscal year 1996 from 7.58% in fiscal year 1995, which increase reflected the general increase in market interest rates, which existed for most of fiscal year 1996, as well as changes in the composition and amount of interest-earning assets. Average interest-earning assets increased to $313.9 million for fiscal year 1996 compared to $263.9 million for fiscal year 1995. The increase in average interest-earning assets resulted from the impact of $27.1 million of net proceeds from the sale of common stock and the acquisition of Community Savings.

Interest income earned on loans receivable increased $4.0 million, or 25.7%, reflecting an increase in average loans outstanding of $41.9 million , or 22.2%, to $230.8 million in fiscal year 1996, as well as an increase in the average yield on loans receivable to 8.42% from 8.19%. The general increase in market rates resulted in higher yields on new consumer loan originations, as well as adjustable rate mortgages which repriced at higher levels. The increase in average loans outstanding consisted substantially of $45.8 million in loans acquired from Community Savings Bank, and the purchase of $37.4 million in ARM loans.

Interest received from investments increased $629,000, or 19.0%, to $3.9 million for the fiscal year ended September 30, 1996 compared to $3.3 million for the fiscal year ended September 30, 1995. This increase reflects the increase of $8.2 million, or 15.2%, in the average balance of investments to $62.2 million in fiscal year 1996 from $54.0 million in fiscal year 1995 as well as an increase in the average yield on investments to 6.33% from 6.12%. The increase in the average balance of investment securities resulted from the $6.3 million of investments acquired from Community Savings coupled with the increased purchase activity of investment securities by the Company in 1996 compared to 1995.

Interest received from mortgage-backed securities remained stable at $1.2 million and $1.1 million for the fiscal years ended September 30, 1996 and 1995, respectively. The average yield on mortgage-backed securities increased to 7.17% for fiscal year 1996 from 6.21% for fiscal year 1995 which increase was partially offset by the decrease in the average balance on mortgage-backed securities of $1.2 million, or 6.6%, to $16.4 million in fiscal year 1996 from $17.5 million in fiscal year 1995.

Interest income from interest-bearing deposits increased $118,000, or 77.2%, reflecting an increase in the average yield on interest-bearing deposits to 5.92% for fiscal year 1996 from 4.37% for fiscal year 1995 as well as an increase in the average balance of $1.1 million, or 31.2%.

Interest Expense. Interest expense increased by $2.1 million, or 20.5%, to $12.4 million for the fiscal year ended September 30, 1996 from $10.3 million for the fiscal year ended September 30, 1995. This increase resulted primarily from an increase in the average cost on interest-bearing liabilities to 4.64% in fiscal year 1996 from 4.33% in fiscal year 1995, as well as an increase in average interest-bearing liabilities of $29.4 million, or 12.4%, to $267.6 million in fiscal year 1996 compared to $238.2 million in fiscal year 1995.

Interest expense on deposits increased $2.2 million, or 29.4%, reflecting an increase in the average cost of deposits to 4.47% from 4.00% as well as an increase of $29.8 million, or 15.7%, in average deposits to $219.1 million from $189.3 million. The increase in the average balance of deposits resulted from the $49.7 million of deposits acquired from Community Savings in May 1996 and the full years impact of the $21.1 million of deposits acquired in the May 1995 branch acquisition. The increase in the cost of deposits reflected the higher cost of time deposits acquired from Community Savings.

Interest expense on borrowed money decreased $109,000, or 4.0%, reflecting a decrease in average borrowed money of $338,000, or 0.7%, to $48.5 million in fiscal year 1996 from $48.9 million in fiscal year 1995 and a decrease in the cost of borrowed money to 5.42% from 5.61%. Borrowed money resulted from the continued utilization of Federal Home Loan Bank line of credit advances to fund the origination and purchase of mortgage loans and the acquisition of Community Savings.

Net Interest Income. Net interest income totaled $12.4 million and $9.7 million for the fiscal years ended September 30, 1996 and 1995, respectively. This increase in net interest income primarily resulted from an increase to 117.30% in the ratio of average interest-earning assets to average interest-bearing liabilities in fiscal year 1996 compared to 110.80% in fiscal year 1995, as well as an increase in the Company's interest margin to 3.95% in fiscal year 1996 from 3.68% in fiscal year 1995.

Provision for Losses on Loans. The allowance for loss is established through a provision for losses on loans based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation considers numerous factors including, general economic conditions, loan portfolio composition, prior loss experience, the review of delinquencies and loan portfolio quality, the estimated fair value of the underlying collateral, and other factors that warrant recognition in providing for an adequate loan loss allowance.

The provision for losses on loans for the fiscal year ended September 30, 1996 was $170,000 compared to $360,000 for the fiscal year ended September 30, 1995. The higher provision in fiscal year 1995 was necessary to establish loan loss reserves to cover the credit risk associated with one large commercial loan and the collateralization of a commercial real estate project based on management's current estimate of the value of the underlying collateral.

The Company's allowance for losses on loans was $2.4 million, or 0.86%, of loans receivable at September 30, 1996 compared to $2.2 million, or 1.05%, of loans receivable at September 30, 1995. The reduced allowance as a percentage of loans receivable resulted primarily from an increased level of residential real estate loans. This increase was attributable to the higher concentration of residential real estate loans which comprised the Community Savings portfolio acquired by the Company. Residential real estate loan charge-offs for the Company and Community Savings have been minimal over the past five years. Overall, the Company's level of net loans charged off as a percentage of average net loans receivable outstanding was 0.11% and 0.14% for fiscal years 1996 and 1995, respectively. Additionally, the Company's nonperforming loans as a percentage of loans receivable, net, increased to 0.78% from 0.32% at September 30, 1996 and 1995, respectively. Based on current levels in the allowance for losses on loans in relation to total loans receivable and delinquent loans, management's ability to resolve problem loan situations, and the low level of charge-offs in recent years, management believes the allowance is adequate at September 30, 1996.

The breakdown of general loan loss allowances and specific loan loss allowances is only made for regulatory accounting purposes. General loan loss allowances are added back to capital to the extent permitted in computing risk-based capital. Both general and specific loan loss provisions are charged to expense.

Noninterest Income. The Company's principal sources of noninterest income include late charges and other loan fees, deposit account fees, and commissions and fees from brokerage activities. Noninterest income increased by $431,000, or 30.6%, for the fiscal year ended September 30, 1996 to $1.8 million. This increase resulted primarily from increases in late charges and other loan fees, deposit account fees, commissions and fees and other noninterest income, which increases were partially offset by an increase in the loss on sale of investment securities and losses on sales of mortgage-backed securities. Late charges and other loan fees increased $150,000, or 62.3%, for the fiscal year ended September 30, 1996 to $391,000 as compared to $241,000 for the fiscal year ended September 30, 1995. Deposit account fees increased $120,000, or 17.7%, for the fiscal year ended September 30, 1996 to $797,000 compared to $677,000 for the fiscal year ended September 30, 1995.

Noninterest Expense. Noninterest expense increased $3.0 million, or 50.2%, for the fiscal year ended September 30, 1996 to $8.9 million from $5.9 million for the fiscal year ended September 30, 1995. The increase in noninterest expense resulted primarily from the SAIF special assessment of $1.5 million. Additionally, the increase in noninterest expense was the result of an increase in compensation and employee benefits expense of $636,000, or 21.0%, to $3.7 million for fiscal year 1996 compared to $3.0 million for fiscal year 1995. The primary reason for the increase in compensation and employee benefits expense is due to additional compensation expense related the acquisition of the DuQuoin branch in fiscal year 1995 and Community Savings in fiscal year 1996 as well as the cost of certain stock benefit plans.

Primarily as a result of the acquisition of the DuQuoin branch office in May 1995 and the acquisition of Community Savings in May 1996, office buildings and equipment expense increased $186,000, or 38.9%, to $663,000 for fiscal year 1996 compared to $477,000 for fiscal year 1995, data processing increased $62,000, or 17.3%, to $420,000 for fiscal year 1996 compared to $358,000 for fiscal year 1995, and amortization of cost in excess of fair value of net assets acquired increased $75,000, or 54.9%, to $211,000 for fiscal year 1996 from $136,000 for fiscal year 1995.

Other noninterest expense increased $335,000, or 25.6%, to $1.6 million for the fiscal year ended September 30, 1996 compared to $1.3 million for the fiscal year ended September 30, 1995. This increase resulted primarily from additional losses on the disposition of repossessed collateral. The provision for losses and expenses on real estate acquired by foreclosure increased $78,000 to $81,000 for the fiscal year ended September 30, 1996 compared to $4,000 for the fiscal year ended September 30, 1995, due to increased losses on the sale of real estate acquired by foreclosure.

Income Taxes. The provision for income taxes totaled $2.2 million and $1.9 million for the fiscal years ended September 30, 1996 and 1995, respectively. The Company's effective income tax rates were 41.3% and 38.6% for the fiscal years ended September 30, 1996 and 1995, respectively. The increase in the effective tax rate is primarily the result of increases in nondeductible expenses.

Net Income. Net income totaled $3.1 million for the fiscal year ended September 30 1996 compared to $3.0 million for the fiscal year ended September 30, 1995. The increase in net income reflects the increase of $2.7 million, or 27.8%, in net interest income, the increase of $431,000, or 30.6%, in noninterest income, and the decrease in provision for losses on loans of $190,000, or 52.8%, which increases were partially offset by an increase in noninterest expense of $3.0 million, or 50.2%, and the increase in income taxes of $281,000, or 15.0%.

Comparison of Operating Results for the Fiscal Years ended September 30, 1995 and 1994

Interest Income. Interest income totaled $20.0 million for the fiscal year ended September 30, 1995 compared to $18.2 million for the fiscal year ended September 30, 1994, an increase of $1.8 million, or 9.7%. This increase resulted primarily from an increase in the average yield on interest-earning assets to 7.58% in fiscal year 1995 from 7.13% in fiscal year 1994, which increase reflected the general increase in market interest rates, which existed for most of fiscal year 1995, as well as changes in the composition and amount of interest-earning assets.

Interest income earned on loans receivable increased $2.2 million, or 16.6%, reflecting an increase in average loans outstanding of $20.5 million to $188.9 million in fiscal year 1995, as well as an increase in the average yield on loans receivable to 8.19% from 7.87%. The general increase in market interest rates that began in fiscal year 1994 and continued for most of fiscal year 1995 resulted in higher yields on new loan originations and loans purchased as well as on adjustable rate mortgage (ARM) loans which repriced during the year. The increase in average loans outstanding consisted substantially of the purchase of ARM loans as well as increased automobile loan originations, as the Company continued to expand its market for these loans.

Interest received from investments decreased $446,000, or 11.9%, to $3.3 million for the fiscal year ended September 30, 1995 compared to $3.8 million for the fiscal year ended September 30, 1994. This decrease reflects the decrease of $10.9 million, or 16.8%, in the average balance of investments to $54.0 million in fiscal year 1995 from $65.0 million in fiscal year 1994, which decrease was partially offset by an increase in the average yield on investments to 6.12% from 5.78%. The decrease in the average balance of investment securities is the result of funds from maturities and principal repayments on securities being utilized to fund the purchase of loans as well as other loan originations such as automobile loans. The average yield on investments increased due to maturity and principal repayment of lower yielding securities as well as interest rates on adjustable securities increasing due to the general increase in market interest rates which existed for most of fiscal 1995.

Interest received from mortgage-backed securities remained stable at $1.1 million for fiscal years ended September 30, 1995 and 1994. The average balance on mortgage-backed securities decreased $163,000, or 0.9%, to $17.5 million in fiscal year 1995 from $17.7 million in fiscal year 1994, although the average yield increased to 6.21% from 6.12%.

Interest income from interest-bearing deposits increased $11,000, or 8.0%, reflecting an increase in the average yield on interest-bearing deposits to 4.37% for fiscal year 1995 from 2.98% for fiscal year 1994, which increase was partially offset by a decrease in the average balance of $1.3 million, or 26.5%.

Interest Expense. Interest expense increased by $1.9 million, or 22.9%, to $10.3 million for the fiscal year ended September 30, 1995 from $8.4 million for the fiscal year ended September 30, 1994. This increase resulted primarily from an increase in the average cost on interest-bearing liabilities to 4.33% in fiscal year 1995 from 3.65% in fiscal year 1994, as well as an increase in average interest-bearing liabilities of $8.1 million to $238.2 million in fiscal year 1995 compared to $230.1 million in fiscal year 1994.

Interest expense on deposits increased $708,000, or 10.3%, reflecting an increase in the average cost of deposits to 4.00% from 3.51% which was partially offset by a decrease of $5.8 million, or 3.0%, in average deposits to $189.3 million from $195.1 million. The increase in the cost of average deposits is consistent with the increase in general market interest rates that existed for most of fiscal year 1995 and reflects the higher cost of deposits which were acquired in the DuQuoin branch acquisition. Average deposits continue to decrease as depositors shift funds to alternative investments to seek higher yields elsewhere.

Interest expense on average borrowed money increased $1.2 million, or 79.5%, reflecting an increase in average borrowed money of $13.9 million, or 39.9%, to $48.9 million in fiscal year 1995 from $34.9 million in fiscal year 1994 and an increase in the cost of average borrowed money to 5.61% from 4.37%. Average borrowed money increased predominately from the utilization of Federal Home Loan Company line of credit advances to fund the purchase of mortgage loans, the origination of automobile loans, and the withdrawal of deposits.

Net Interest Income. Net interest income totaled $9.7 million and $9.8 million for the fiscal years ended September 30, 1995 and 1994, respectively. This decline in net interest income primarily resulted from a decrease to 110.80% in the ratio of average interest-earning assets to average interest-bearing liabilities in fiscal year 1995 compared to 111.17% in fiscal year 1994, as well as a decrease in the Company's interest rate spread to 3.25% in fiscal year 1995 from 3.48% in fiscal year 1994.

Provision for Losses on Loans. The allowance for loss is established through a provision for losses on loans based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation considers numerous factors including, general economic conditions, loan portfolio composition, prior loss experience, the review of delinquencies and loan portfolio quality, the estimated fair value of the underlying collateral, and other factors that warrant recognition in providing for an adequate loan loss allowance.

The provision for losses on loans for the fiscal year ended September 30, 1995 was $360,000 compared to $140,000 for the fiscal year ended September 30, 1994. The increased provision in fiscal year 1995 was necessary to establish loan loss reserves to cover the credit risk associated with one commercial loan and the collateralization of a commercial real estate project based on management's current estimate of the value of the underlying collateral. The decreased provisions in fiscal year 1994 reflected, among other factors, the termination of the selective strike of area coal miners by the United Mine Workers of America which began in May 1993 and reached settlement in December 1993, the continued low level of delinquencies relative to other savings institutions, and management's effort to closely monitor the level of delinquencies.

The Company's allowance for losses on loans was $2.2 million, or 1.05%, of loans receivable at September 30, 1995 compared to $2.1 million, or 1.15%, of loans receivable at September 30, 1994. The Company's level of net loans charged off as a percentage of average net loans receivable outstanding was 0.14% and 0.13% for fiscal years 1995 and 1994, respectively. Additionally, the Company's nonperforming loans as a percentage of loans receivable increased to 0.32% from 0.23% at September 30, 1995 and 1994, respectively. Based on current levels in the allowance for losses on loans in relation to total loans receivable and delinquent loans, management's effort to resolve problem loan situations, and the low level of charge-offs in recent years, management believes the allowance is adequate at September 30, 1995.

The breakdown of general loan loss allowances and specific loan loss allowances is only made for regulatory accounting purposes. General loan loss allowances are added back to capital to the extent permitted in computing risk-based capital. Both general and specific loan loss provisions are charged to expense.

Noninterest Income. The Company's principal sources of noninterest income include late charges and other loan fees, deposit account fees, and commissions and fees from brokerage activities. Noninterest income decreased slightly by $34,000, or 2.3%, for the fiscal year ended September 30, 1995 to $1.4 million. This decrease resulted primarily from a decrease in the gain on sale of investment securities and a decrease in late charges and other loan fees, which decreases were partially offset by an increase in deposit account fees and other noninterest income. The $135,000 decrease in the gain on sale of investment securities resulted from the decline in sales activity from $21.2 million in fiscal year 1994 to $40,000 in fiscal year 1995. The significant level of sales activity in fiscal year 1994 was designed to reposition the investment securities portfolio in anticipation of adopting Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, at September 30, 1994. Late charges and other loan fees decreased $25,000, or 9.3%, for the fiscal year ended September 30, 1995 to $241,000 as compared to $266,000 in the fiscal year ended September 30, 1994. Deposit account fees increased $74,000, or 12.3%, for the fiscal year ended September 30, 1995 to $677,000 compared to $603,000 for the fiscal year ended September 30, 1994.

Noninterest Expense. Noninterest expense increased $107,000 for the fiscal year ended September 30, 1995 to $5.9 million from $5.8 million for the fiscal year ended September 30, 1994. One reason for the increase in noninterest expense was that compensation and employee benefits expense increased $247,000 to $3.0 million for fiscal year 1995 compared to $2.8 million for fiscal year 1994. The primary reason for the increase in compensation and employee benefits expense is due to additional compensation expense related to the conversion to an in-house data processing system as well as the cost of certain stock benefit plans. Other noninterest expense increased $107,000, or 8.9%, to $1.3 million for the fiscal year ended September 30, 1995 compared to $1.2 million for the fiscal year ended September 30, 1994 primarily due to higher professional fees as a result of being a public company. The provision for losses and expenses on real estate acquired by foreclosure decreased $181,000, or 98.1%, to $4,000 for the fiscal year ended September 30, 1995 compared to $184,000 for the fiscal year ended September 30, 1994, due to decreased losses on the sale of real estate acquired by foreclosure. Deposit insurance premiums decreased $23,000, or 5.1%, to $438,000 for the fiscal year ended September 30, 1995 compared to $461,000 for the fiscal year ended September 30, 1994.

Income Taxes and Cumulative Effect of Change in Accounting Principle. The provision for income taxes totaled $1.9 million and $2.1 million for the fiscal years ended September 30, 1995 and 1994, respectively. The Company's effective income tax rates were 38.6% and 38.3% for the fiscal years ended September 30, 1995 and 1994, respectively.

In 1994, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which resulted in an increase in income for the cumulative effect of a change of accounting principle of $786,000. The net deferred tax asset that was recognized as a result of the adoption of SFAS No. 109 represents future tax benefits derived from temporary differences between the carrying value and tax basis of assets and liabilities and bad debt deductions which had not been recognized and are, in substance, tax loss carryforwards.

Net Income. Net income totaled $3.0 million for the fiscal year ended September 30 1995 compared to $4.1 million for the fiscal year ended September 30, 1994. The net income for the fiscal year ended September 30, 1994, includes the effect of the adoption of SFAS No. 109 as discussed above. The decrease in net income also reflects the decrease of $147,000, or 1.5%, in net interest income, the decrease of $34,000, or 2.3%, in noninterest income, the increase in provision for losses on loans of $220,000, or 157.1%, and the increase of $107,000, or 1.9%, in noninterest expense, which was partially offset by a decrease in income taxes of $180,000, or 8.8%.

Asset and Liability Management - Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. This has not been the case for the Company. However, no assurance can be given that this trend will continue.

The Company's policy in recent years has been to reduce it's exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating or purchasing ARM loans and other variable rate or short-term loans, as well as by purchasing short-term investments. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates. The Company has also entered into reverse repurchase agreements with terms of up to 330 days. The Company does not solicit negotiated high-rate jumbo certificates of deposit or brokered funds.

The Board of Directors functions as the Asset Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets quarterly to discuss interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Liquidity and Capital Resources

At September 30, 1996, the Company was required to maintain minimum levels of liquid assets by FDIC regulations. The Company's liquidity policy, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings and is currently 5.0%. The Company historically has maintained a level of liquid assets in excess of requirements, and the Company's liquidity ratio averaged 9.41% during the month of September 1996 and 9.76% during the fiscal year ended September 30, 1996. The Company adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset/liability objectives.

The Company's primary sources of funds are deposits, borrowed money, repayment and prepayment of loans and mortgage-backed securities, borrowings, maturities of investments, and funds provided from operations. While loan and mortgage-backed securities scheduled repayments are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Company invests excess funds in overnight deposits, other short-term interest-earning investments, and other assets which provide liquidity to fund lending demand. Assets qualifying for liquidity at September 30, 1996, 1995, and 1994 amounted to $29.6 million, $26.3 million, and $26.4 million, respectively.

A major portion of the Company's liquidity consists of cash and cash equivalents which are a product of its operating, investing, and financing activities. The primary sources of cash are derived from operations and financing activities. Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB to proved an additional source of funds. At September 30, 1996, the Company had $61.0 million in borrowings from the FHLB.

At September 30, 1996, the Company had outstanding mortgage loan commitments of $1.7 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1996 totaled $109.8 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company.

At September 30, 1996, the Company exceeded all of its regulatory capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Pronouncements

Accounting for Mortgage Servicing Rights. In May 1995, the FASB issued Statement of Financial Accounting Standards 122, Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65 (SFAS 122). SFAS 122 amends Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage
Companying Activities, to require that a mortgage Companying enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage Companying enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values, if it is practicable to estimate those fair values. If it is not practicable to estimate the fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated to the mortgage loans, and no cost should be allocated to mortgage servicing rights. SFAS 122 also requires that a mortgage Companying enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 must be applied prospectively for fiscal years beginning after December 15, 1995, with earlier adoption encouraged, to transactions in which a mortgage Companying enterprise sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of SFAS 122. Retroactive capitalization of mortgage servicing rights retained in transactions in which a mortgage Companying enterprise originates mortgage loans and sells or securitizes those loans before the adoption of SFAS 122 is prohibited. The Company plans to adopt the provisions of SFAS 122 effective October 1, 1996. Management does not believe the adoption of SFAS 122 will have a material effect on the Company's financial position.

Accounting for Impairment of Long-Lived Assets. In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 is effective for fiscal years beginning after December 15, 1995. Earlier application is permitted. SFAS 121 will require, among other things, that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company plans to adopt the provisions of SFAS 121 effective October 1, 1996. Management does not believe that the adoption of SFAS 121 will have a material impact on the Company's financial position.

Disclosures of Certain Significant Risks and Uncertainties. In December 1994, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties." SOP 94-6 is effective for fiscal years ending after December 15, 1995. Earlier application is permitted. SOP 94-6 will require, among other things, that entities include in their financial statements disclosures about the nature of their operations and the use of estimates in the preparation of financial statements. In addition, SOP 94-6 requires disclosures about current vulnerability due to certain concentrations. Management believes that the adoption of SOP 94-6 in fiscal 1996 did not have a material impact on the Company's financial position.

During October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years that begin after December 15, 1994. The Company plans to continue to measure compensation cost using APB 25; therefore, the adoption of SFAS No. 123 will not have any impact on the Company's financial condition or results of operations.

During June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement also requires that a liability can be derecognized if an only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or
(b) the debtor is legally released from the liability either judicially or by the creditor.

This statement is effective for transactions occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe the statement will have a material impact on the financial position of the Company.

                          INDEPENDENT AUDITORS' REPORT














The Board of Directors
Charter Financial, Inc.
Sparta, Illinois:

We have audited the accompanying consolidated balance sheets of Charter Financial, Inc. and subsidiary (the Company) as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial, Inc. and subsidiary as of September 30, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                              /s/KPMG Peat Marwick LLP
                                              ------------------------
                                                 KPMG Peat Marwick LLP



St. Louis, Missouri
November 20, 1996

CHARTER FINANCIAL, INC. AND SUBSIDIARY

                                            Consolidated Balance Sheets
                                            September 30, 1996 and 1995


                                       Assets                                            1996             1995
                                                                                         ----             ----
Cash ...........................................................................   $   1,492,740    $   1,097,732
Interest-bearing deposits ......................................................       7,475,682        5,250,071
Investment securities:
   Available for sale, at market value (amortized
     cost of $58,924,095 and $29,067,062 at
     September 30, 1996 and 1995, respectively) ................................      58,613,400       29,448,015
   Held to maturity, at cost (market value of
     $8,819,034 and $23,019,301 at September 30,
     1996 and 1995, respectively) ..............................................       8,860,125       23,336,289
Mortgage-backed securities:
   Available for sale, at market value (amortized
     cost of $15,059,424 and $16,094,896 at
     September 30, 1996 and 1995, respectively) ................................      15,116,592       16,255,110
   Held to maturity, at cost (market value of
     $1,553,881 and $458,708 at September 30,
     1996 and 1995, respectively) ..............................................       1,515,622          414,681
Loans receivable, net ..........................................................     275,486,929      206,073,777
Accrued interest receivable ....................................................       3,098,131        2,112,947
Real estate acquired by foreclosure, net .......................................         428,279          140,239
Stock in Federal Home Loan Bank, at cost .......................................       3,049,900        2,140,000
Office properties and equipment, at cost less
   accumulated depreciation ....................................................       5,990,392        3,737,740
Prepaid expenses and other assets ..............................................       1,995,423        1,070,713
Deferred tax asset .............................................................         955,304          266,122
Core deposit intangible ........................................................       1,031,729        1,173,823
Cost in excess of fair value of net assets acquired ............................       3,320,843          617,696
                                                                                   -------------    -------------
                                                                                   $ 388,431,091    $ 293,134,955
                                                                                   =============    =============

CHARTER FINANCIAL, INC. AND SUBSIDIARY

                                            Consolidated Balance Sheets
                                            September 30, 1996 and 1995




                        Liabilities and Stockholders' Equity                               1996             1995
                                                                                           ----             ----
Deposits .......................................................................   $ 248,722,627    $ 197,103,081
Accrued interest on deposits 576,341 ...........................................         513,182
Borrowed money .................................................................      76,353,783       57,079,749
Advance payments by borrowers for taxes and insurance ..........................       1,084,720          848,082
Income taxes payable ...........................................................         188,097           73,933
Accrued expenses and other liabilities .........................................       5,111,072        1,894,948
                                                                                   -------------    -------------
                             Total liabilities .................................     332,036,640      257,512,975
                                                                                   -------------    -------------
Commitments and contingencies
Stockholders' equity:
   Common stock, $0.10 par value, 8,000,000 shares authorized,  4,253,459 shares issued and  outstanding  at September  30, 1996;  $1 par value, 20,000,000 shares authorized, 2,171,125 shares issued and
     outstanding at September 30, 1995 .........................................         425,346        2,171,125
   Additional paid-in capital ..................................................      28,762,464        7,399,095
   Retained earnings, substantially restricted .................................      28,885,198       26,763,369
   Unrealized gain (loss) on securities available
     for sale, net of applicable taxes .........................................        (206,204)         301,058
   Unamortized restricted stock awards .........................................            --           (148,667)
   Unearned ESOP shares ........................................................      (1,472,353)        (864,000)
                                                                                   -------------    -------------
                             Total stockholders' equity ........................      56,394,451       35,621,980
                                                                                   -------------    -------------
                                                                                   $ 388,431,091    $ 293,134,955
                                                                                   =============    =============



See accompanying notes to consolidated financial statements.

                                 Consolidated Statements of Income

                          Years ended September 30, 1996, 1995, and 1994


                                                          1996            1995            1994
                                                          ----            ----            ----
Interest income:
   Loans receivable ..............................   $ 19,439,001    $ 15,461,525    $ 13,255,773
   Investment securities .........................      3,936,589       3,307,960       3,754,393
   Mortgage-backed securities ....................      1,173,197       1,086,559       1,081,973
   Other .........................................        270,160         152,449         141,198
                                                     ------------    ------------    ------------
           Total interest income .................     24,818,947      20,008,493      18,233,337
                                                     ------------    ------------    ------------
Interest expense:
   Deposits ......................................      9,792,900       7,566,735       6,859,148
   Borrowed money ................................      2,632,822       2,741,838       1,527,716
                                                     ------------    ------------    ------------
           Total interest expense ................     12,425,722      10,308,573       8,386,864
                                                     ------------    ------------    ------------
           Net interest income ...................     12,393,225       9,699,920       9,846,473
Provision for losses on loans ....................        170,000         360,000         140,000
                                                     ------------    ------------    ------------
           Net interest income after
              provision for losses on loans ......     12,223,225       9,339,920       9,706,473
                                                     ------------    ------------    ------------
Noninterest income:
   Late charges and other loan fees ..............        391,113         241,049         265,678
   Gain (loss) on sale of investment
     securities, net .............................        (28,806)        (13,719)        121,392
   Loss on sale of mortgage-backed securities, net         (8,916)           --              --
   Deposit account fees ..........................        797,034         677,134         602,837
   Commissions and fees ..........................        274,747         179,851         134,079
   Other .........................................        416,239         326,157         320,003
                                                     ------------    ------------    ------------
           Total noninterest income ..............      1,841,411       1,410,472       1,443,989
                                                     ------------    ------------    ------------
Noninterest expense:
   Compensation and employee benefits ............      3,660,994       3,025,291       2,778,036
   Office buildings and equipment ................        662,845         477,326         477,763
   Data processing ...............................        419,906         357,828         347,677
   Advertising ...................................        237,479         147,918         195,629
   Deposit insurance premiums ....................        457,818         437,794         461,218
   SAIF special assessment .......................      1,479,021            --              --
   Other .........................................      1,641,149       1,306,395       1,199,143
   Provision for losses and expenses on
     real estate acquired by foreclosure .........         81,197           3,531         184,202
   Amortization of cost in excess of fair
     value of net assets acquired ................        211,271         136,409         141,507
                                                     ------------    ------------    ------------
           Total noninterest expense .............      8,851,680       5,892,492       5,785,175
                                                     ------------    ------------    ------------
           Income before income tax expense
              and cumulative effect of change
              in accounting principle ............      5,212,956       4,857,900       5,365,287
                                                     ------------    ------------    ------------

                                 Consolidated Statements of Income

                          Years ended September 30, 1996, 1995, and 1994
                                           (continued)

                                                          1996            1995            1994
                                                          ----            ----            ----
Income tax expense:
   Current 2,622,877 .............................      1,888,164       1,698,936
   Deferred ......................................       (467,566)        (14,141)        355,128
                                                     ------------    ------------    ------------
           Total income tax expense ..............      2,155,311       1,874,023       2,054,064
                                                     ------------    ------------    ------------
           Income before cumulative effect of
              change in accounting principle .....      3,057,645       2,983,877       3,311,223
Cumulative effect of change in
   accounting principle ..........................           --              --           786,053
                                                     ------------    ------------    ------------
           Net income ............................   $  3,057,645    $  2,983,877    $  4,097,276
                                                     ============    ============    ============

Earnings per share:
   Income before cumulative effect of
     change in accounting principle ..............   $        .67    $        .69    $        .78
   Cumulative effect of change in
     accounting principle ........................           --              --               .19
                                                     ------------    ------------    ------------
           Net income ............................   $        .67    $        .69    $        .97
                                                     ============    ============    ============

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL, INC. AND SUBSIDIARY


                                           Consolidated Statements of Stockholders' Equity

                                           Years ended September 30, 1996, 1995, and 1994

                                                                                                                         Unrealized
                                                                                                                         gain (loss)
                                                                                                                       on securities
                                                                                                                          available
                                                                                                        Retained          for sale,
                                                                                        Additional      earnings,          net of
                                                               Common stock              paid-in      substantially      applicable
                                                        Shares            Amount         capital        restricted         taxes
                                                        ------            ------         -------        ----------         -----

Balance, September 30, 1993 .................             --       $       --       $       --       $ 22,016,100      $       --
Net income ..................................             --               --               --          4,097,276              --
Capital contribution to
    Charter Bank, M.H.C .....................             --               --               --           (100,000)             --
Net proceeds from sale of
   common stock .............................        2,102,000        2,102,000        6,441,329             --                --
Exercise of stock options ...................           20,160           20,160          181,440             --                --
Issuance of restricted
   stock awards .............................           48,000           48,000          432,000             --                --
Amortization of restricted
   stock awards .............................             --               --               --               --                --
Amortization of
   ESOP awards ..............................             --               --             76,596             --                --
Dividend declared on nonmutual
   holding company-owned
   common stock at $2.00 per share ..........             --               --               --         (1,664,312)             --
Unrealized gain (loss) on
   securities available for
   sale, net of  applicable taxes ...........             --               --               --               --            (620,508)
                                                  ------------     ------------     ------------     ------------      ------------

Balance, September 30, 1994 .................        2,170,160        2,170,160        7,131,365       24,349,064          (620,508)
Net income ..................................             --               --               --          2,983,877              --
Amortization of restricted
   stock awards .............................             --               --               --               --                --
Amortization of
   ESOP awards ..............................             --               --            259,045             --                --
Exercise of stock options ...................              965              965            8,685             --                --
Dividend declared on nonmutual
   holding  company-owned
   common stock at $.60 per share ...........             --               --               --           (569,572)             --
Change in unrealized gain (loss) on
   securities available for
   sale, net of applicable taxes ............             --               --               --               --             921,566
                                                  ------------     ------------     ------------     ------------      ------------

Balance, September 30, 1995 .................        2,171,125     $  2,171,125     $  7,399,095     $ 26,763,369      $    301,058


Consolidated Statements of Stockholders' Equity (continued)

                                          Unamortized                      Total
                                          restricted      Unearned         stock-
                                            stock           ESOP           holders'
                                            awards         shares          equity
                                            ------         ------          ------
Balance, September 30, 1993 .......   $       --      $       --      $ 22,016,100
Net income ........................           --              --         4,097,276
Capital contribution to
    Charter Bank, M.H.C ...........           --              --          (100,000)
Net proceeds from sale of
   common stock ...................           --        (1,440,000)      7,103,329
Exercise of stock options .........           --              --           201,600
Issuance of restricted
   stock awards ...................       (480,000)           --              --
Amortization of restricted
   stock awards ...................        182,667            --           182,667
Amortization of
   ESOP awards ....................           --           288,000         364,596
Dividend declared on nonmutual
   holding company-owned
   common stock at $2.00 per share            --              --        (1,664,312)
Unrealized gain (loss) on
   securities available for
   sale, net of  applicable taxes .           --              --          (620,508)
                                      ------------    ------------    ------------

Balance, September 30, 1994 .......       (297,333)     (1,152,000)     31,580,748
Net income ........................           --              --         2,983,877
Amortization of restricted
   stock awards ...................        148,666            --           148,666
Amortization of
   ESOP awards ....................           --           288,000         547,045
Exercise of stock options .........           --              --             9,650
Dividend declared on nonmutual
   holding  company-owned
   common stock at $.60 per share .           --              --          (569,572)
Change in unrealized gain (loss) on
   securities available for
   sale, net of applicable taxes ..           --              --           921,566
                                      ------------    ------------    ------------

Balance, September 30, 1995 .......   $   (148,667)   $   (864,000)   $ 35,621,980

Consolidated Statements of Stockholders' Equity (continued)
                                                                                                                        Unrealized
                                                                                                                        gain (loss)
                                                                                                                       on securities
                                                                                                                         available
                                                                                                       Retained          for sale,
                                                                                   Additional          earnings,          net of
                                                        Common stock                 paid-in        substantially       applicable
                                                  Shares            Amount           capital         restricted           taxes
                                                  ------            ------           -------          ----------          -----
Balance, September 30, 1995 ................    2,171,125      $  2,171,125      $  7,399,095      $ 26,763,369     $    301,058
Net income .................................         --                --                --           3,057,645             --
Net proceeds from sale of
    common stock of Charter
    Financial, Inc. ........................    2,919,414           291,941        27,728,948              --               --
Cancellation of Charter
   Bank, S.B. common
   stock owned by Charter
   Bancorp, M.H.C ..........................   (1,190,000)       (1,190,000)        1,190,000              --               --
Cancellation of Charter
   Bank, S.B. common
   stock owned by
   minority stockholders ...................     (986,051)         (986,051)          986,051              --               --
Issurance of common stock
   of Charter Financial,
   Inc. to minority
   stockholders of
   Charter Bank, S.B .......................    2,054,832           205,483          (205,483)             --               --
Capital contribution
   from Charter Bancorp, M.H.C .............         --                --             100,000              --               --
Cash paid to minority
   stockholders for
   fractional shares .......................         (230)              (23)           (2,303)             --               --
Purchase of treasury
   stock and retirement
   of shares ...............................     (721,285)          (72,129)       (8,911,580)             --               --
Exercise of stock options ..................        6,488             5,834            55,262              --               --
Tax benefit of non-
   incentive stock
   options exercised .......................         --                --              27,400              --               --
Cancellation of
   restricted stock awards .................         (834)             (834)           (7,506)             --               --
Amortization of restricted
   stock awards ............................         --                --                --                --               --
Amortization of ESOP awards ................         --                --             402,580              --               --

Consolidated Statements of Stockholders' Equity (continued)


                                      Unamortized                      Total
                                      restricted       Unearned        stock-
                                        stock            ESOP         holders'
                                        awards          shares         equity
                                        ------          ------         ------
Balance, September 30, 1995 ....   $   (148,667)   $   (864,000)   $ 35,621,980
Net income .....................           --              --         3,057,645
Net proceeds from sale of
    common stock of Charter
    Financial, Inc. ............           --          (969,030)     27,051,859
Cancellation of Charter
   Bank, S.B. common
   stock owned by Charter
   Bancorp, M.H.C ..............           --              --              --
Cancellation of Charter
   Bank, S.B. common
   stock owned by
   minority stockholders .......           --              --              --
Issurance of common stock
   of Charter Financial,
   Inc. to minority
   stockholders of
   Charter Bank, S.B ...........           --              --              --
Capital contribution
   from Charter Bancorp, M.H.C .           --              --           100,000
Cash paid to minority
   stockholders for
   fractional shares ...........           --              --            (2,326)
Purchase of treasury
   stock and retirement
   of shares ...................           --              --        (8,983,709)
Exercise of stock options ......           --              --            61,096
Tax benefit of non-
   incentive stock
   options exercised ...........           --              --            27,400
Cancellation of
   restricted stock awards .....          8,340            --              --
Amortization of restricted
   stock awards ................        140,327            --           140,327
Amortization of ESOP awards ....           --           360,677         763,257

Consolidated Statements of Stockholders' Equity (continued)
                                                                                                                        Unrealized
                                                                                                                        gain (loss)
                                                                                                                       on securities
                                                                                                                         available
                                                                                                       Retained          for sale,
                                                                                   Additional          earnings,          net of
                                                        Common stock                 paid-in        substantially       applicable
                                                  Shares            Amount           capital         restricted           taxes
                                                  ------            ------           -------          ----------          -----
Dividend declared on nonmutual
   holding company-owned
   common stock at $.15 per share .............      --               --               --            (132,780)              --
Dividends declared on common stock of
   Charter Financial,Inc. at
   $.18 per share .............................      --               --               --             (803,036)             --
Cumulative effect of  transfer of
   securities toavailable for sale,
   net of tax .................................      --               --               --                --              (59,952)
Change in unrealized gain (loss) on
   securities available for sale, net of
   applicable taxes ...........................      --               --               --                --             (447,310)
                                               ----------      ------------      ------------     ------------      ------------

Balance, September 30, 1996 ................... 4,253,459      $    425,346      $ 28,762,464     $ 28,885,198      $   (206,204)
                                               ==========      ============      ============     ============      ============


Consolidated Statements of Stockholders' Equity (continued)


                                         Unamortized                      Total
                                         restricted       Unearned        stock-
                                            stock           ESOP         holders'
                                           awards          shares         equity
                                           ------          ------         ------
Dividend declared on nonmutual
   holding company-owned
   common stock at $.15 per share ......     --             --          (132,780)
Dividends declared on common stock of
   Charter Financial,Inc. at
   $.18 per share ......................     --             --          (803,036)
Cumulative effect of  transfer of
   securities toavailable for sale,
   net of tax ..........................     --             --           (59,952)
Change in unrealized gain (loss) on
   securities available for sale, net of
   applicable taxes ....................     --             --          (447,310)
                                           ------   ------------    ------------

Balance, September 30, 1996 ............   $ --     $ (1,472,353)   $ 56,394,451
                                           ======   ============    ============

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL, INC. AND SUBSIDIARY

                                                                  CHARTER BANK AND SUBSIDIARY

                                                             Consolidated Statements of Cash Flows

                                                            Years ended September 30, 1992 and 1991

                                                                            1996             1995             1994
                                                                            ----             ----             ----
Cash flows from operating activities:
   Net income .....................................................   $   3,057,645    $   2,983,877    $   4,097,276
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Cumulative effect of change in accounting principle ........            --               --           (786,053)
       Depreciation and amortization:
         Office properties and equipment ..........................         507,285          351,612          244,958
         Discounts related to purchase accounting .................         (63,272)         (28,334)        (183,213)
         Cost in excess of fair value of net assets acquired ......         211,271          136,409          141,507
         Fees, discounts, and premiums ............................      (1,894,383)      (1,717,121)      (1,200,626)
         Stock plans ..............................................         903,584          695,711          547,263
       Decrease (increase) in accrued interest receivable .........        (664,241)        (498,481)         387,106
       Increase (decrease) in accrued interest on deposits ........        (230,264)          47,005          (26,133)
       Provision for losses on loans ..............................         170,000          360,000          140,000
       Stock dividend from FHLB ...................................            --            (27,000)            --
       Decrease (increase) in income taxes, net ...................        (348,536)         257,939           32,101
       (Gain) loss on sale of investment securities, net ..........          28,806           13,719         (121,392)
       Loss on sale of mortgage-backed securities, net ............           8,916             --               --
       Net change in other assets and other liabilities ...........       2,169,206          125,068          202,507
                                                                      -------------    -------------    -------------
                          Net cash provided by operating activities       3,856,017        2,700,404        3,475,301
                                                                      -------------    -------------    -------------
Cash flows from investing activities:
   Principal repayments on:
     Loans receivable .............................................     102,481,371       67,036,963       65,948,576
     Mortgage-backed securities ...................................       4,224,776        2,442,953        7,564,219
     Investment securities ........................................       2,447,789        2,158,335        3,067,981
   Proceeds from sale of:
     Loans receivable .............................................       1,549,116        1,722,721             --
     Mortgage-backed securities ...................................          64,471             --               --
     Investment securities ........................................       3,876,723           39,500       21,190,722
     FHLB stock ...................................................         656,000          955,000             --
   Maturity of investment securities ..............................      17,130,000        7,635,000       19,199,667
   Purchase of:
     Loans receivable .............................................     (37,362,675)     (28,213,309)      (2,389,386)
     Mortgage-backed securities ...................................      (3,095,523)      (2,542,936)      (3,310,300)
     Investment securities ........................................     (32,556,167)     (11,988,779)     (36,607,060)
     FHLB stock ...................................................      (1,176,900)      (1,505,900)            --
   Cash invested in loans receivable ..............................     (89,278,254)     (67,058,169)     (83,363,187)
   Cash paid for acquisition, net of cash received ................      (6,936,679)            --               --
   Proceeds from sales of real estate acquired by
     foreclosure, net .............................................         345,722          335,148          951,959
   Purchase of office properties and equipment ....................        (780,856)      (1,507,572)        (330,836)
                                                                      -------------    -------------    -------------
                          Net cash used in investing activities ...     (38,411,086)     (30,491,045)      (8,077,645)
                                                                      -------------    -------------    -------------

CHARTER FINANCIAL, INC. AND SUBSIDIARY

                                              CHARTER BANK AND SUBSIDIARY

                                         Consolidated Statements of Cash Flows

                                        Years ended September 30, 1992 and 1991
                                                      (continued)

                                                                            1996             1995             1994
                                                                            ----             ----             ----
Cash flows from financing activities:
   Increase (decrease) in deposits ................................       1,895,605      (13,873,930)      (8,236,484)
   Deposits acquired, net of premium ..............................            --         19,794,592             --
   Repayments of FHLB advances ....................................      (2,119,864)      (2,010,000)      (2,000,000)
   Increase (decrease) in securities sold under agreements
     to repurchase, net ...........................................       1,365,957       (1,987,822)       1,318,258
   Increase in other borrowings, net ..............................      18,800,000       25,800,000        8,000,000
   Proceeds from ESOP indebtedness ................................            --               --          1,440,000
   Repayments of ESOP indebtedness ................................        (288,000)        (288,000)        (288,000)
   Increase (decrease) in advance payments by borrowers
     for taxes and insurance ......................................         115,265           39,149          (47,730)
   Proceeds from sale of common stock, net ........................      27,051,859             --          7,103,329
   Cash paid to minority stockholders .............................          (2,326)            --               --
   Exercise of stock options ......................................          61,096            9,650          201,600
   Dividends paid .................................................        (820,195)      (1,773,219)        (326,456)
   Stock subscriptions ............................................            --               --         (9,127,517)
   Purchase of treasury stock and retirement of shares ............      (8,983,709)            --               --
   Capital contribution (to) from Charter Bancorp, M.H.C ..........         100,000             --           (100,000)
                                                                      -------------    -------------    -------------
                          Net cash provided by (used in)
                             financing activities .................      37,175,688       25,710,420       (2,063,000)
                                                                      -------------    -------------    -------------
                          Net increase (decrease) in cash
                             and cash equivalents .................       2,620,619       (2,080,221)      (6,665,344)
Cash and cash equivalents, beginning of year ......................       6,347,803        8,428,024       15,093,368
                                                                      -------------    -------------    -------------
Cash and cash equivalents, end of year ............................   $   8,968,422    $   6,347,803    $   8,428,024
                                                                      =============    =============    =============

Supplemental disclosure of cash flow information:
   Interest paid ..................................................   $  12,260,869    $  10,352,617    $   8,412,997
   Taxes paid .....................................................       2,508,882        1,590,000        2,068,909
   Loans transferred to real estate acquired by foreclosure .......         720,040          258,078        1,142,530
   Interest credited to deposits ..................................       6,619,453        5,464,128        5,356,000
   Securities transferred to available for sale ...................       5,971,820             --               --
                                                                      =============    =============    =============


See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                           September 30, 1996 and 1995



(1)     Summary of Significant Accounting Policies

        Following  are  the  significant   accounting   policies  which  Charter
        Financial, Inc. and its subsidiary (the Company) follow in preparing and presenting their consolidated financial statements:

        Reorganization to a Mutual Holding Company

        On October 15, 1993, Charter Bank (the Bank) reorganized from an Illinois-chartered mutual savings bank into a mutual holding company. The mutual holding company was an Illinois corporation, chartered and regulated by the Board of Governors of the Federal Reserve System and the Office of the Illinois Commissioner of Savings and Residential Finance, and was named Charter Bancorp, M.H.C. (the MHC). As part of the reorganization, the Bank transferred substantially all of its assets and all of its liabilities to a new Illinois-chartered savings bank and retained its same name.

        The reorganization was accounted for as a change in corporate form with the historic basis of the Bank's assets, liabilities, and retained earnings unchanged as a result.

        Concurrent with the reorganization, the Bank offered a minority interest of its common stock to its depositors and to its Employee Stock Ownership Plan (ESOP). A total of 912,000 shares of newly issued common stock, $1.00 par value, were sold at $10.00 per share. An additional 48,000 authorized shares of common stock were sold to the Bank's Recognition and Retention Plan at $10.00 per share. The cost of issuing the 960,000 shares totaled $577,000, which was deducted from the sales proceeds.

        The Bank was required to be a majority-owned subsidiary of the MHC at all times as long as the MHC remained in existence. The existing rights of the Bank's depositors upon liquidation were transferred to the MHC, and records were maintained to ensure such rights received statutory priority in the event of a future mutual to stock conversion.

        Reorganization to a Stock Corporation

        On December 28, 1995, the MHC completed its conversion from an Illinois-chartered mutual holding company to a Delaware stock corporation (the Conversion). At the date of the Conversion, the Company completed the sale of 2,919,414 shares of common stock, $.10 par value, at a price of $10.00 per share to the Bank's depositors, ESOP, and minority stockholders in a subscription offering and to certain members of the general public in a community offering. Net proceeds from the sale of common stock were $27,051,859, after deducting approximately $1.2 million of offering expenses and $969,030 related to the sale of 96,903 shares to the Bank's ESOP.

        In conjunction with the subscription and community offering, an additional 2,054,832 shares of common stock were issued by the Company to convert 986,051 shares of the Bank's common stock held by minority stockholders into common stock of the Company. Each share of the Bank's common stock in the above transaction was converted into the right to receive 2.0839 shares of the Company's common stock (the Exchange Ratio).

        Prior to the Conversion, the Company had not issued any stock, had no assets or liabilities, and had not engaged in any business activities other than of an organizational nature. Accordingly, operating activities prior to December 28, 1995 reflect the operations of the Bank only.

        Business

        The Company provides a full range of banking services to individual and corporate customers through its home office in Sparta, Illinois, and six branch offices in neighboring cities in Southern Illinois. The Company is subject to competition from other financial institutions, is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

        Basis of Financial Statement Presentation

        The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

        Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

        Management believes that the allowance for loan losses is adequate. While management uses available information to recognize such losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

        Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires that the estimated fair value of the Company's financial instruments be disclosed. Fair value estimates of financial instruments are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings or a significant portion of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, some fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect these estimates. Fair value estimates are presented for existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates (see note 17).

        Principles of Consolidation

        The consolidated financial statements include the accounts of Charter Financial, Inc. and its wholly-owned subsidiary, Charter Bank, S.B. Sparta First Service Corporation, a subsidiary of the Bank, is engaged primarily in the sale of multiple lines of insurance products to its customers. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Consolidated Statements of Cash Flows

        For purposes of the  consolidated  statements of cash flows, the Company
        considers  all  interest-bearing   deposits  (consisting   primarily  of
        interest-bearing demand and time deposits) to be cash equivalents.

        Investment Securities and Mortgage-Backed Securities

        The Company classifies its debt securities in one of the following categories: available for sale or held to maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

        Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of stockholders' equity until realized.

        A decline in the market value of any security  below cost that is deemed
        other  than   temporary   results  in  a  charge  to  earnings  and  the
        establishment of a new cost basis for the security.

        Premiums and discounts are amortized or accreted over the lives of the respective securities as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

        On November 15, 1995, the Financial Accounting Standards Board (FASB) issued a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the Special Report). Due to uncertainties surrounding the regulatory capital treatment for unrealized gains and losses on available-for-sale securities at the time SFAS 115 was required to be implemented, the Special Report was issued to allow all entities a one-time opportunity to reconsider their ability and intent to hold securities to maturity and transfer securities from held to maturity without "tainting" the remainder held-to-maturity securities. Those securities transferred would be accounted for prospectively under SFAS No. 115. These transfers were only allowed during the period from the date of issuance of the Special Report through December 31, 1995.

        As a result of the Special Report, management reconsidered the classification of held-to-maturity securities and transferred $5,971,820 of investment securities to available for sale on December 15, 1995. As a result of the transfers: a market valuation account was established for the available-for-sale securities of $96,697 to decrease the recorded balance of such securities to their fair value; a deferred tax asset of $36,745 was recorded to reflect the tax effect of the market valuation account; and the net decrease resulting from the market valuation adjustment of $59,952 was recorded as a separate component of stockholders' equity.

        Loans Receivable

        Loans receivable are carried at cost, net of discounts and deferred loan fees. Interest is credited to income as earned; however, interest receivable is accrued only if deemed collectible. Discounts on loans purchased and certain consumer loans are amortized into income using the interest method over the estimated lives of the loans.

        Loans receivable acquired in a business combination accounted for by the purchase method are recorded at fair value. The net discounts related to the fair value adjustment are amortized using the interest method over the lives of the loans acquired, adjusted for expected prepayments.

        Loan origination fees and the related incremental direct costs of originating loans are amortized over the contractual lives of the related loans using the interest method.

        The allowance for loan losses is maintained at an amount considered adequate to provide for credit losses. The provision for loan losses is based on a periodic analysis of the loan portfolio by management. In this regard, management considers numerous factors, including, but not necessarily limited to, general economic conditions, loan portfolio composition, prior loss experience, and independent appraisals of the underlying collateral. In addition to the allowance for identified problem loans, the Company also maintains a general allowance for unidentified credit losses.

        Effective October 1, 1995, the Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures, which amends SFAS No. 114. SFAS No. 114, as amended by SFAS No. 118, defines the recognition criteria for loan impairment and the measurement methods for certain impaired loans and loans for which terms have been modified in troubled-debt restructurings (a restructured loan). Specifically, a loan is considered impaired when it is probable a creditor will be unable to collect all amounts due - both principal and interest - according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are required to be discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, SFAS No. 114 requires a creditor to measure impairment based on the fair value of the collateral when the creditor determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

        The  Company  applies  the  recognition  criteria  of  SFAS  No.  114 to multi-family residential loans, commercial real estate loans, agriculture loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four family residential loans and consumer loans, are collectively evaluated for impairment. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Company has elected to continue to use its existing nonaccrual methods for recognizing interest on impaired loans. The adoption of SFAS No. 114 and SFAS No. 118 resulted in no prospective adjustment to the allowance for loan losses and did not affect the Company's policies regarding charge-offs or recoveries.

        Real Estate Acquired by Foreclosure

        Real estate acquired by foreclosure is initially recorded on an individual property basis at estimated fair value on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less cost to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Costs incurred in maintaining the properties are charged to expense.

        Profit on sales of real estate owned is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements, and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

        Stock in Federal Home Loan Bank

        The Company, as a member of the reconstituted Federal Home Loan Bank System administered by the Federal Housing Finance Board, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Chicago (FHLB) in an amount equal to the greater of 1% of the aggregate outstanding balance of the loans secured by dwelling units at the beginning of each year, or 5% of advances from the FHLB to the Company. The stock is recorded at cost, which represents redemption value.

        Office Properties and Equipment

        Depreciation of office properties and equipment is charged to expense using the straight-line method over the estimated useful lives of the related assets. Estimated lives are 3 to 50 years for office buildings and improvements; 2 to 15 years for furniture, fixtures and equipment; and 3 years for automobiles.

        Cost in Excess of Fair Value of Net Assets Acquired

        Cost in excess of fair value of net assets acquired (goodwill) arose from the acquisitions of Community Savings Bank, Marion, Illinois in 1996 (see note 2) and Carbondale Savings and Loan Association in 1983, both of which were accounted for by the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years.

        Core Deposit Intangible

        A core deposit intangible in the original amount of $1,235,604 resulted from the May 1995 acquisition of the deposit liabilities of another financial institution (see note 2). This intangible asset is being amortized on an accelerated basis over 10 years. The remaining unamortized intangible totaled $1,031,729 at September 30, 1996. During June 1995, the Company fully amortized its previous core deposit intangible resulting from a prior acquisition of deposit liabilities.

        Securities Sold Under Agreements to Repurchase

        The Company enters into sales of securities under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets.

        Income Taxes

        The Company files a consolidated federal income tax return. Temporary differences exist between income and expense recognition for financial reporting and income tax purposes. Deferred income taxes have been provided for these temporary differences.

        Effective October 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company reported the cumulative effect of the change in the method of accounting for income taxes totaling $786,053 in the consolidated statement of income for the year ended September 30, 1994.

        Earnings Per Share

        Earnings per share are based upon the weighted average number of common shares and common stock equivalents, if dilutive, outstanding during the period. The only common stock equivalents are stock options. The weighted average number of common stock equivalents is calculated using the treasury stock method. Only ESOP shares committed to be released are considered outstanding for purposes of computing earnings per share.

        Earnings per share have been calculated based on the weighted average number of common shares and common stock equivalents outstanding of 4,550,068, 4,314,838, and 4,218,034 for the years ended September 30,
        1996, 1995, and 1994, respectively. As a result of the Conversion, the weighted average number of common shares outstanding for 1995 and 1994 were restated based on the Exchange Ratio.

        Reclassification

        Certain reclassifications of 1995 and 1994 information have been made to conform to the 1996 presentation.

(2)     Business Combinations

        On May 15, 1996, the Company completed its acquisition of Community Savings Bank, Marion, Illinois (Community Savings) in exchange for cash of $7.5 million. Community Savings' assets consisted primarily of loans receivable of $45.4 million and investment securities of $6.3 million, while liabilities consisted primarily of savings deposits of $49.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Community Savings have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.9 million.

        On May 12, 1995, the Bank acquired the savings deposit liabilities of the branch office of another financial institution totaling approximately $21.1 million. The acquisition was accounted for under the purchase method of accounting and resulted in the recording of a core deposit intangible totaling approximately $1.2 million.

(3)     Investment Securities

        The amortized cost and market value of investment securities classified as available for sale at September 30, 1996 and 1995 follow:

                                                               September 30, 1996
                                        -----------------------------------------------------------
                                                           Gross            Gross
                                          Amortized      unrealized       unrealized       Market
                                            cost            gains           losses         value
                                        ------------   ------------    ------------    ------------
Debt securities:
   U.S. government and agencies ....... $ 43,726,735   $    263,581    $   (196,290)   $ 43,794,026
   Corporate debentures ...............    2,149,003           --           (32,923)      2,116,080
   Collateralized mortgage
     obligations ......................    6,373,165          5,958        (222,024)      6,157,099
Equity securities - mutual funds ......    6,675,192           --          (128,997)      6,546,195
                                        ------------   ------------    ------------    ------------
                                        $ 58,924,095   $    269,539    $   (580,234)   $ 58,613,400
                                        ============   ============    ============    ============

                                                               September 30, 1995
                                        -----------------------------------------------------------
                                                           Gross            Gross
                                          Amortized      unrealized       unrealized       Market
                                            cost            gains           losses         value
                                        ------------   ------------    ------------    ------------
Debt securities - U.S. government
   and agencies                         $ 22,809,812   $ 521,495       $ (49,846)       $ 23,281,461
Equity securities - mutual funds           6,257,250        -            (90,696)          6,166,554
                                        ------------   ------------    ------------    ------------
                                        $ 29,067,062   $ 521,495       $(140,542)       $ 29,448,015
                                        ============   ============    ============    ============

        Gross realized gains, gross realized losses, and gross proceeds from sales of debt securities follow:

                                       1996            1995            1994
                                   ------------    ------------    ------------

Gross realized gains ...........   $      1,425    $       --      $    323,060
Gross realized losses ..........        (30,231)        (13,719)       (201,668)
                                   ------------    ------------    ------------
      Net realized gain (loss) .   $    (28,806)   $    (13,719)   $    121,392
                                   ============    ============    ============

Gross proceeds .................   $  3,876,723    $     39,500    $ 21,190,722
                                   ============    ============    ============

        The amortized cost and market value of debt securities classified as available for sale at September 30, 1996, by contractual maturity, follow:

                                                   Amortized            Market
                                                    cost                value
                                                  -----------        -----------
Within one year ..........................        $ 8,246,912        $ 8,257,242
Between one and five years ...............         24,249,476         24,275,189
Between five and ten years ...............          6,032,803          5,994,751
After ten years ..........................         13,719,712         13,540,023
                                                  -----------        -----------
                                                  $52,248,903        $52,067,205
                                                  ===========        ===========

       The amortized cost and market values of investment securities classified as held to maturity at September 30, 1996 and 1995 follows:

                                                               September 30, 1996
                                        -----------------------------------------------------------
                                                           Gross           Gross
                                          Amortized      unrealized      unrealized         Market
                                            cost            gains         losses            value
                                        ------------   ------------    ------------    ------------
Debt securities:
   Securities of U.S. government
     and agencies                       $ 1,000,000      $  8,010       $    -           $ 1,008,010
   Corporate debentures                   3,275,594         2,029         (4,053)          3,273,570
   Collateralized mortgage
     obligations                          2,334,731           -          (56,505)          2,278,226
   Municipal bonds                        2,249,800        10,193           (765)          2,259,228
                                          ---------        ------         ------           ---------
                                        $ 8,860,125      $ 20,232       $(61,323)        $ 8,819,034
                                          =========        ======         ======           =========

                                                               September 30, 1995
                                        -----------------------------------------------------------
                                                           Gross            Gross
                                          Amortized      unrealized       unrealized       Market
                                            cost            gains           losses         value
                                        ------------   ------------    ------------    ------------
Debt securities:
   Securities of U.S. government
     and agencies                       $  5,000,000      $  4,600     $ (22,200)        $  4,982,400
   Corporate debentures                    7,632,573            -        (69,501)           7,563,072
   Collateralized mortgage
     obligations                           8,947,913        32,392      (262,477)           8,717,828
   Municipal bonds                         1,755,803         6,852        (6,654)           1,756,001
                                          ----------        ------       -------           ----------
                                        $ 23,336,289      $ 43,844     $(360,832)        $ 23,019,301
                                          ==========        ======       =======           ==========

        Collateralized mortgage obligations with a carrying value at September 30, 1996 of approximately $8.3 million were collateralized by mortgage-backed securities issued by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. A collateralized mortgage obligation with a carrying value at September 30, 1996 of approximately $177,000 was collateralized by nonagency mortgage-backed securities.

        The amortized cost and market value of debt securities classified as held to maturity at September 30, 1996, by contractual maturity, follows:

                                                    Amortized            Market
                                                      cost               value
                                                   ----------         ----------
Within one year ..........................         $2,761,608         $2,763,901
Between one and five years ...............          2,463,644          2,467,990
Between five and ten years ...............          1,195,000          1,203,010
After ten years ..........................          2,439,873          2,384,133
                                                   $8,860,125         $8,819,034
                                                   ==========         ==========

4)     Mortgage-Backed Securities

        The amortized cost and market value of mortgage-backed securities classified as available for sale at September 30, 1996 and 1995 follow:

                                        September 30, 1996
                  --------------------------------------------------------------
                                     Gross              Gross
                     Amortized     unrealized        unrealized         Market
                       cost          gains             losses           value
                  ------------    ------------     ------------     ------------
GNMA .........    $    715,742    $     73,898     $       --       $    789,640
FHLMC ........       9,980,068         172,936         (184,954)       9,968,050
FNMA .........       4,363,614          54,798          (59,510)       4,358,902
                  ------------    ------------     ------------     ------------
                  $ 15,059,424    $    301,632     $   (244,464)    $ 15,116,592
                  ============    ============     ============     ============

                                        September 30, 1995
                  --------------------------------------------------------------
                                     Gross              Gross
                     Amortized     unrealized        unrealized         Market
                       cost          gains             losses           value
                  ------------    ------------     ------------     ------------
GNMA .........    $    831,425    $     91,621     $       --       $    923,046
FHLMC ........      13,244,118         221,981         (217,843)      13,248,256
FNMA .........       2,019,353          64,455             --          2,083,808
                  ------------    ------------     ------------     ------------
                  $ 16,094,896    $    378,057     $   (217,843)    $ 16,255,110
                  ============    ============     ============     ============

        The amortized cost and market value of mortgage-backed securities classified as available for sale at September 30, 1996, by contractual maturity, follow:

                                                   Amortized            Market
                                                      cost               value
                                                  -----------        -----------
Within one year ..........................        $ 2,059,479        $ 2,061,297
Between one and five years ...............            838,790            824,332
After ten years ..........................         12,161,155         12,230,963
                                                  -----------        -----------
                                                  $15,059,424        $15,116,592
                                                  ===========        ===========

        Gross realized losses and gross proceeds from sales of mortgage-backed securities during the year ended September 30, 1996 totaled $8,916 and $64,471, respectively. There were no sales of mortgage-backed securities during the years ended September 30, 1995 or 1994.

        The amortized cost and market value of mortgage-backed securities classified as held to maturity at September 30, 1996 and 1995 follow:

                                            September 30, 1996
                            ----------------------------------------------------
                                              Gross         Gross
                              Amortized     unrealized    unrealized     Market
                                cost          gains        losses        value
                            ----------    ----------    ----------    ----------
GNMA ....................   $  612,116    $   10,526    $     --      $  622,642
FHLMC ...................      363,470         3,439          --         366,909
FNMA ....................      171,941         4,992          --         176,933
Private
  pass-throughs .........      368,095        19,302          --         387,397
                            ----------    ----------    ----------    ----------
                            $1,515,622    $   38,259    $     --      $1,553,881
                            ==========    ==========    ==========    ==========

                                            September 30, 1995
                            ----------------------------------------------------
                                             Gross         Gross
                              Amortized    unrealized    unrealized      Market
                                cost         gains         losses        value
                            ----------    ----------    ----------    ----------
Private
  pass-throughs             $ 414,681     $ 44,027      $    -        $ 458,708
                            =========     ========      ========      =========

       The amortized cost and market value of mortgage-backed securities classified as held to maturity at September 30, 1995, by contractual maturity, follow:

                                     Amortized           Market
                                       cost              value
                                   -----------       -----------
     After ten years               $ 1,515,622       $ 1,553,881
                                   ===========       ===========

(5)    Loans Receivable

       A comparative summary of loans receivable follows:

                                                          1996           1995
                                                          ----           ----
Loans secured by real estate:
   Residential:
     1-4 family ..................................   $193,301,481   $134,639,565
     Multifamily .................................      1,748,587      1,478,790
                                                     ------------   ------------
            Total residential ....................    195,050,068    136,118,355
   Land held for development .....................      1,055,501      2,380,691
   Commercial ....................................     11,621,874      6,805,559
                                                     ------------   ------------
            Total loans secured by real estate ...    207,727,443    145,304,605
                                                     ------------   ------------
Commercial business loans ........................      7,767,959      6,633,987
Consumer loans:
   Automobile loans ..............................     50,292,567     49,917,806
   Mobile home loans .............................        169,808        145,278
   Education loans ...............................      1,373,526      2,754,359
   Loans secured by deposits .....................      1,589,568      1,117,259
   Other .........................................     12,119,599      6,311,968
                                                     ------------   ------------
            Total consumer loans .................     65,545,068     60,246,670
                                                     ------------   ------------
                                                      281,040,470    212,185,262
                                                     ------------   ------------
Less:
   Loans in process ..............................         35,787         36,538
   Unearned discount, net ........................      2,648,056      3,429,088
   Deferred loan fees ............................        205,280        104,953
   Allowance for losses ..........................      2,418,800      2,232,016
   Purchase accounting discounts .................        245,618        308,890
                                                     ------------   ------------
                                                        5,553,541      6,111,485
                                                     ------------   ------------
                                                     $275,486,929   $206,073,777
                                                     ============   ============

        The weighted average interest rate on loans was 8.48% and 8.60% at September 30, 1996 and 1995, respectively.

        A summary of activity in the allowance for losses for the years ended September 30, 1996, 1995, and 1994 follows:


                                          1996           1995           1994
                                      -----------    -----------    -----------
Balance, beginning of year ........   $ 2,232,016    $ 2,129,296    $ 2,206,488
Provision charged to expense ......       170,000        360,000        140,000
Acquisition of Community
   Savings Bank ...................       265,000           --             --
Charge-offs .......................      (421,652)      (349,839)      (275,385)
Recoveries ........................       173,436         92,559         58,193
                                      -----------    -----------    -----------
Balance, end of year ..............   $ 2,418,800    $ 2,232,016    $ 2,129,296
                                      ===========    ===========    ===========

        A summary of loans receivable contractually in arrears three months or more is as follows:

                                                      1996               1995
                                                      ----               ----
Residential real estate loans ..............       $1,068,570        $  543,952
Commercial real estate loans ...............          849,529              --
Consumer loans .............................          243,426           118,954
                                                   ----------        ----------
                                                   $2,161,525        $  662,906
                                                   ==========        ==========

Percent of loans receivable ................              .78%              .32%
                                                   ==========        ==========

Number of loans ............................               66                36
                                                   ==========        ==========

        A summary of loans on which interest is not being accrued and impaired loans at September 30, 1996 follows:

                                                                   September 30,
                                                                       1996
                                                                     --------

Nonaccrual loans ...............................................     $765,662
Impaired loans continuing to accrue interest ...................         --
                                                                     --------
                            Total impaired loans ...............     $765,662
                                                                     ========

        The allowance for losses on impaired loans was $375,000 at September 30, 1996. The average balance of impaired loans during the year ended September 30, 1996 was $524,403.

        A summary of interest income on nonaccrual and other impaired loans for the year ended September 30, 1996 follows:

                                                                   September 30,
                                                                       1996
                                                                     --------

Income recognized - nonaccrual loans ..........................      $  --
                                                                     =======

Interest income if interest had accrued -
   nonaccrual loans ...........................................      $53,681
                                                                     =======

(6)    Real Estate Acquired by Foreclosure

        A comparative summary of real estate acquired by foreclosure is as follows:


                                                       1996               1995
                                                     --------           --------
Foreclosed real estate ...................           $385,074           $ 92,068
Deficiency judgments .....................             43,205             48,171
                                                     --------           --------
                                                     $428,279           $140,239
                                                     ========           ========

(7)     Office Properties and Equipment

        A comparative summary of office properties and equipment follows:

                                                        1996              1995
                                                     ----------       ----------
Land .........................................       $  855,373       $  524,818
Office buildings and improvements ............        5,321,618        3,417,024
Furniture, fixtures and equipment ............        3,636,287        2,792,233
Automobiles ..................................          102,833           91,672
                                                     ----------       ----------
                                                      9,916,111        6,825,747
Less accumulated depreciation ................        3,925,719        3,088,007
                                                     ----------       ----------
                                                     $5,990,392       $3,737,740
                                                     ==========       ==========

        Depreciation expense for the years ended September 30, 1996, 1995, and 1994 amounted to $507,285, $351,612, and $244,958, respectively.

(8)     Deposits

        A comparative summary of deposits follows:

                                                                      1996                          1995
                                                         --------------------------     ------------------------
                                                                            Percent                      Percent
                                           Stated                              to                           to
                                            rate             Amount          total           Amount       total
                                            ----             ------          -----           ------       -----
Demand deposits:
   Checking .........................         0-2.50%    $ 35,809,064         14.4%     $  34,027,636      17.3%
   Money market demand ..............      2.50-3.75       17,448,651          7.0         17,222,778       8.7
   Passbook .........................         0-2.75       35,694,715         14.4         26,689,122      13.5
                                                         ------------         ----      -------------      ----
                                                           88,952,430         35.8         77,939,536      39.5
                                                         ------------         ----      -------------      ----
Certificates of deposit:

                                      Less than 3.00           26,463           --             23,757        --
                                           3.00-4.99       14,826,775          6.0         42,103,677      21.4
                                           5.00-6.99      141,335,188         56.8         73,668,658      37.4
                                           7.00-8.99        3,086,126          1.2          2,703,808       1.4
                                          9.00-11.00          495,645           .2            663,645        .3
                                                         ============         ----      -------------      ----
                                                          159,770,197         64.2        119,163,545      60.5
                                                         ------------         ----      --------------    -----
                                                         $248,722,627        100.0%     $ 197,103,081     100.0%
                                                         ============        =====      =============     =====

        The weighted average interest rate on deposits was 4.63% and 4.31% at September 30, 1996 and 1995, respectively.

        A summary of the maturities of certificates of deposit at September 30, 1996 and 1995 follows:

                                         1996                            1995
                           --------------------------      --------------------------
                               Amount         Percent         Amount          Percent
                           ------------        -----       ------------        -----
Within one year ......     $109,803,423         68.7%      $ 73,118,490         61.4%
Second year ..........       32,827,662         20.5         31,892,841         26.8
Third year ...........       10,989,454          6.9         12,460,894         10.4
Fourth year ..........        5,400,553          3.4          1,045,262           .9
Thereafter ...........          749,105           .5            646,058           .5
                           ------------        -----       ------------        -----
                           $159,770,197        100.0%      $119,163,545        100.0%
                           ============        =====       ============        =====

        Interest expense on deposits, by type, for the years ended September 30, 1996, 1995, and 1994 is summarized as follows:


                                         1996            1995            1994
                                      ----------      ----------      ----------
Checking and money market ......      $1,334,117      $1,199,954      $1,307,501
Savings accounts ...............         953,487         898,191         752,121
Certificates of deposit ........       7,363,202       5,370,258       4,750,790
Amortization of core
   deposit intangible ..........         142,094          98,332          48,736
                                      ----------      ----------      ----------
                                      $9,792,900      $7,566,735      $6,859,148
                                      ==========      ==========      ==========

        Certificates of deposit of $100,000 or more totaled $11,837,210 and $5,904,214 at September 30, 1996 and 1995, respectively. Investment securities and mortgage-backed securities with a carrying value of approximately $12,207,000 and $18,767,000 at September 30, 1996 and 1995, respectively, were pledged to secure certain of these certificates of deposit. Investment securities and mortgage-backed securities with a carrying value of approximately $3,296,000 and $3,610,000 at September 30, 1996 and 1995, respectively, were pledged to secure a commercial checking account.

(9)     Borrowed Money

        A summary of borrowed money at September 30, 1996 and 1995 is as follows:

                                               September 30, 1996           September 30, 1995
                                           -------------------------   --------------------------
                                                            Weighted                     Weighted
                                                             average                     average
                                                            interest                     interest
                                              Amount          rate         Amount          rate
                                          ------------       -----     ------------       -----
Reverse repurchase agreements             $ 14,781,706       5.35%     $ 13,415,749       5.75%
Line of credit advances from FHLB           53,600,000       6.22        33,800,000       6.66
Fixed-term advances from FHLB due in:
      1996                                       -             -          2,000,000       4.52
      1998                                   7,000,000       5.11         7,000,000       5.11
      2001                                     396,077       8.36              -             -
ESOP                                           576,000       8.00           864,000       8.50
                                          ------------                 ------------
                                          $ 76,353,783       5.97%     $ 57,079,749       6.21%
                                          ============       ====      ============       ====

        Reverse repurchase agreements (the agreements) are treated as financings, and the obligations to repurchase the securities sold are reflected as a liability. These agreements mature within one year. All of the agreements were to repurchase identical securities. The investment securities underlying the agreements were delivered to a designated safekeeping agent. These investment securities had an amortized cost and market value of $16,878,000 and $16,851,000, respectively, at September 30, 1996. At September 30, 1995, the investment securities had an amortized cost and market value of $16,147,000 and $16,348,000, respectively.

        The agreements averaged approximately $13,510,000 and $14,242,000 during 1996 and 1995, respectively. The maximum amounts outstanding at any month-end during 1996 and 1995 were approximately $14,782,000 and $15,406,000, respectively. Interest expense on reverse repurchase agreements was approximately $741,000, $803,000, and $531,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

        Line of credit advances bear interest at 1% above the FHLB daily investment deposit rate. These borrowings are short-term and are secured. The maximum amount outstanding at any month-end was approximately $53,600,000 and $33,800,000 during 1996 and 1995, respectively. Interest expense on line of credit advances was approximately $1,180,000, $973,000, and $291,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

        Interest expense on fixed-term advances from the FHLB was approximately $649,000, $878,000, and $625,000 for the years ended September 30, 1996,
        1995, and 1994, respectively.

        At September 30, 1996 and 1995, total borrowings from the FHLB of Chicago were $60,996,077 and $42,800,000, respectively. Advances from the FHLB of Chicago are secured by a blanket lien of qualifying first mortgage loans equivalent to 165% of outstanding borrowings. As of September 30, 1996, the Company's available credit from the FHLB cannot exceed the lesser of 35% of total assets ($136.0 million), or 60% of one-to-four-family residential mortgages not more than 90 days delinquent ($116.0 million).

        In 1994, the ESOP borrowed $1,440,000 to finance the acquisition of the stock to be held in trust for future allocation to eligible participants. The debt of the ESOP is collateralized by the ESOP shares and is reflected as a liability in the consolidated balance sheet. The loan is due on September 30, 1998. Principal payments totaling $288,000 in both 1996 and 1995 and interest payments of approximately $63,000 and $89,000 were made during 1996 and 1995, respectively.

(10)    Income Taxes

        If certain conditions are met, the Company, in determining taxable income, is allowed a special bad debt deduction based on specified experience formulas or on a percentage of taxable income before such deduction. The Company used the percentage of taxable income method in 1996, 1995, and 1994, since this method resulted in the maximum bad debt deduction. The bad debt deduction under the percentage method is limited to 8% of taxable income.

        The composition of income tax expense for the years ended September 30, 1996, 1995, and 1994 is as follows:

                                   1996               1995               1994
                               -----------        -----------        -----------
Current:
   Federal .............       $ 2,336,702        $ 1,689,259        $ 1,462,353
   State ...............           286,175            198,905            236,583
Deferred ...............          (467,566)           (14,141)           355,128
                               -----------        -----------        -----------
                               $ 2,155,311        $ 1,874,023        $ 2,054,064
                               ===========        ===========        ===========

        The reasons for the difference between expected federal income tax expense computed at the federal statutory rate of 34% and the actual amount are as follows:

                                              1996                       1995                         1994
                                   -----------------------     -----------------------     ------------------------
                                      Amount       Percent        Amount       Percent        Amount        Percent
                                   -----------     -------      -----------    -------      -----------     -------
Computed "expected" income tax
   expense .....................   $ 1,772,405       34.0%     $ 1,651,686       34.0%     $ 1,824,198        34.0%
Items affecting federal income
   tax rate:
     Amortization of ESOP awards       161,587        3.1           72,114        1.5           42,004          .8
     Tax-exempt interest .......       (38,824)       (.8)         (45,269)       (.9)         (45,240)        (.9)
     Amortization of cost in
       excess of fair value of
       net assets acquired .....        71,832        1.4           46,379         .9           48,112          .9
     State income taxes, net of
       federal benefit .........       147,347        2.8          163,020        3.4          180,933         3.4
     Other .....................        40,964         .8          (13,907)       (.3)           4,057          .1
                                   -----------       ----      -----------       ----      -----------        ----
                                   $ 2,155,311       41.3%     $ 1,874,023       38.6%     $ 2,054,064        38.3%
                                   ===========       ====      ============      ====      ===========        ====

        The components of deferred tax assets and deferred tax liabilities at September 30, 1996 and 1995 are summarized as follows:

                                                             1996         1995
                                                         ----------   ----------
Deferred tax assets:
   General loan loss allowance .......................   $  726,528   $  824,088
   SAIF special assessment ...........................      572,973         --
   Available-for-sale securities market valuation ....       47,321         --
   Discounts and premiums related to purchase
     method of accounting ............................       57,005       78,402
   Core deposit intangible ...........................       33,773       10,637
   Other, net ........................................       64,437       67,051
                                                         ----------   ----------
                 Total deferred tax assets ...........    1,502,037      980,178
                                                         ----------   ----------
Deferred tax liabilities:
   Available-for-sale securities market valuation ....         --        240,108
   Loans, due to bad debts taken in excess of base
     year reserve ....................................      217,535      219,957
   Restricted stock awards ...........................         --         44,422
   Tax depreciation in excess of that recorded
     for book purposes ...............................      227,969      128,534
   FHLB stock dividends ..............................       39,929       69,500
   Other, net ........................................       61,300       11,535
                                                         ----------   ----------
                 Total deferred tax liabilities ......      546,733      714,056
                                                         ----------   ----------
                 Net deferred tax asset ..............   $  955,304   $  266,122
                                                         ==========   ==========

        The special bad debt deduction accorded thrift institutions is covered under Section 593 of the Internal Revenue Code. On August 20, 1996, the Small Business Job Protection Act of 1996 (the Act) was signed into law. This Act included the repeal of Section 593 effective for tax years beginning after December 31, 1995. The repeal of the thrift reserve method generally requires thrift institutions to recapture into income the portion of bad debt reserves that exceed the base year reserve. The recapture will generally be taken into income ratably over six tax years. However, if the Company meets a residential loan requirement for the tax years beginning in 1996 and 1997, recapture of the reserve can be deferred until the tax year beginning in 1998. At September 30, 1996, the Company had bad debts deducted for tax purposes in excess of the base year reserve of approximately $562,000. The Company has recognized a deferred income tax liability for this amount.

        Certain events covered by IRC Section 593(e), which was not repealed, will trigger a recapture of the base year reserve. The base year reserve of thrift institutions would be recaptured if a thrift ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At September 30, 1996, retained earnings included approximately $7.8 million of base year reserves, for which no deferred federal income tax liability has been recognized.

(11)    Regulatory Matters

        The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution must generally have a leverage (core) ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At September 30, 1996, the Company's capital levels result in a determination of "well capitalized" under the regulatory framework for prompt corrective action.

        A summary of the Company's compliance with its capital requirements as of September 30, 1996 follows:

                                                                         Regulatory Capital
                                             -------------------------------------------------------------------------------
                                                 Tier 1 Leverage            Tier 1 Risk-based            Total Risk-based
                                                 ---------------            -----------------            ----------------
                                               Amount      Percent         Amount      Percent          Amount       Percent
                                               ------      -------         ------      -------          ------       -------
                                                                       (Dollars in thousands)
          Regulatory capital                 $ 52,119      13.57%        $ 52,119       24.19%        $ 53,994       25.06%
          Capital requirement                  11,522       3.00            8,619        4.00           17,237        8.00
                                               ------      -----           ------       -----           ------       -----
          Excess                             $ 40,597      10.57%        $ 43,500       20.19%        $ 36,757       17.06%
                                               ======      =====           ======       =====           ======       =====

(12)    Pension Plan

        Substantially all employees are included in a trusteed defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which operates as an industry-wide plan and does not report relative plan assets and actuarial liabilities of the individual participating associations. The cost of funding is charged to current operations. There is no unfunded liability for past service. Expense for the years ended September 30, 1996, 1995, and 1994 was $113,558, $102,304, and $75,703, respectively.

        During 1994, the Bank adopted a supplemental executive retirement plan for certain key executive officers and directors selected by the Board of Directors. Benefits to be paid under the plan are accrued over the remaining period to retirement of the covered executives. Expense for the years ended September 30, 1996 and 1995 was approximately $12,000 and $14,000, respectively.

(13)    Employee Stock Ownership Plan, Stock Option
          Plan, and Recognition and Retention Plan

        During 1994, the Company established a tax-qualified ESOP. The plan covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with the mutual holding company conversion, the ESOP purchased 144,000 shares of the Bank's common stock at a subscription price of $10.00 per share using funds loaned by the Bank. As a result of the Conversion, these ESOP shares were converted into 300,082 shares based on the Exchange Ratio. In connection with the Conversion, the ESOP purchased an additional 93,903 shares of common stock at a subscription price of $10.00 per share using funds loaned by the Company. All shares are held in a suspense account for allocation among the participants as the loans are repaid with level principal payments over 5 and 10 years, respectively. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchases of the shares by the ESOP were recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the fair market value of the shares committed to be released. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt or compensation expense. Compensation expense related to the ESOP was approximately $763,000, $547,000, and $365,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

        The ESOP shares as of September 30, 1996 and 1995 are as follows:

                                                           1996           1995
                                                       ----------     ----------
Allocated shares .................................        180,408        120,033
Committed to be released shares ..................          7,268           --
Unreleased shares ................................        209,669        180,049
                                                       ----------     ----------
                       Total ESOP shares .........        396,985        300,082
                                                       ==========     ==========

Fair value of unreleased shares ..................     $2,620,850     $1,879,200
                                                       ==========     ==========

        In connection with the mutual holding company conversion, the Board of Directors adopted the Charter Bank, S.B. 1993 Incentive Stock Option Plan which provided for the granting of options for a maximum of 144,000 shares of common stock at $10.00 per share to directors, key officers, and employees. As a result of the Conversion, the stock options and the price per share were converted based on the Exchange Ratio. Activity within the plan is summarized as follows:

                                                         Number of
                                                          shares             Price
                                                          ------             -----
Balance at September 30, 1994 .................          122,165          $   10.00
Granted .......................................               --                 --
Exercised .....................................             (965)             10.00
Cancelled .....................................             (840)             10.00
                                                        --------
Balance at September 30, 1995 .................          120,360              10.00
Exercised .....................................           (5,760)             10.00
Conversion into common stock
   of Charter Financial, Inc. .................          124,205               4.80
Granted .......................................               --                 --
Exercised .....................................             (728)              4.80
Cancelled .....................................             (730)              4.80
                                                        --------
Balance at September 30, 1996 .................          237,347               4.80
                                                        ========          =========

        Also, in connection  with the mutual  holding  company  conversion,  the
        Company established the Charter Bank, S.B. 1993 Recognition and Retention Plan which acquired 48,000 shares (2.2% of total shares issued) of $1.00 par value stock at a subscription price of $10.00 per share. The plan provided that such common stock could be issued to directors and employees in key management positions to encourage such key directors and employees to remain with the Company. Interest in the plan for each participant generally vested in three equal installments beginning September 30, 1994. As of September 30, 1996, participants had become fully vested and the shares of stock were released to the appropriate participants. Prior to September 30, 1996, the remaining portion of the plan which was not vested was presented in the consolidated balance sheets as a contra equity account at historical cost. Compensation expense related to vesting in the plan totaled approximately $140,000, $149,000, and $183,000 during the years ended September 30, 1996, 1995, and 1994, respectively.

(14)    Financial Instruments With Off-Balance-Sheet Risk

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees.

        The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

        At September 30, 1996, the Company had outstanding commitments to originate residential loans of approximately $1,699,000, of which $1,097,000 were at fixed rates and $602,000 were at adjustable rates. In addition, the Company had commitments to fund outstanding credit lines of approximately $7,002,000 at September 30, 1996. Commitments to extend credit may involve elements of interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Company since the time the commitment was made.

(15)    Commitments and Contingencies

        As discussed more fully in note 14, the Company has outstanding commitments to originate loans in the ordinary course of business.

        The Company is involved in various litigation arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of the Company.

(16)    Liquidation Account

        At the time of Conversion, the Bank established a liquidation account for the benefit of eligible savings account holders who continue to maintain their savings accounts with the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible savings account holders who continue to maintain their accounts with the Bank shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at ap- proximately $22 million. This account will be proportionately reduced for any subsequent reduction in the eligible holders' deposit accounts. The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Company, except that the Company may not declare or pay a cash dividend on, or repurchase any of, its capital stock, if the effect of such dividend or repurchase would be to cause the Company's net worth to be reduced below the aggregate amount then required for the liquidation account, or the amount required by federal or state law.

(17)    Fair Values of Financial Instruments

        The estimated fair values of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1996 are as follows:

                                                      Carrying        Estimated
                                                       value         fair value
                                                   ------------     ------------
Interest-earning assets:
   Cash and cash equivalents .................     $  8,968,422     $  8,968,422
   Investment securities .....................       67,473,525       67,432,434
   Mortgage-backed securities ................       16,632,214       16,670,473
   Loans receivable ..........................      275,486,929      277,478,000
   Stock in Federal Home Loan Bank ...........        3,049,900        3,049,900
                                                   ------------     ------------
                                                   $371,610,990     $373,599,229
                                                   ============     ============

Interest-bearing liabilities:
   Deposits:
     Checking, money market demand,
       and passbooks .........................     $ 88,952,430     $ 88,952,430
     Certificates of deposit .................      159,770,197      160,203,852
   Borrowed money:
      Reverse repurchase agreements ..........       14,781,706       14,781,706
      Line-of-credit advances from FHLB ......       53,600,000       53,600,000
      Fixed-term advances from FHLB ..........        7,396,077        7,396,000
      ESOP ...................................          576,000          576,000
                                                   ------------     ------------
                                                   $325,076,410     $325,509,988
                                                   ============     ============

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument listed above:

        Cash and Cash Equivalents

        Cash and cash equivalents consist of cash and interest-bearing deposits. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

        Investment Securities

        Fair values are based on quoted market prices or dealer quotes.

        Mortgage-Backed Securities

        Fair values are based on quoted market prices or dealer quotes.

        Loans Receivable

        Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential real estate, commercial real estate, commercial business, and consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

        The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions.

        Fair value for significant nonperforming loans is based on recent external appraisals. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

        Stock in Federal Home Loan Bank

        Stock in Federal Home Loan Bank is valued at cost, which represents redemption value and approximates fair value.

        Deposits

        The fair value of deposits with no stated maturity, such as checking, money market demand, and passbook, is equal to the amount payable on demand at September 30, 1996.

        The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        Borrowed Money

        The fair value of borrowed money is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

(18)    Recent Regulatory Developments

        On September 30, 1996, the Deposit Insurance Funds Act of 1996 (DIFA) was signed into law. DIFA authorizes the FDIC to impose a one-time special assessment on SAIF-assessable deposits of depository institutions. This special assessment, which is based on SAIF-assessable deposits at March 31, 1995, is intended to recapitalize the SAIF. The one-time special assessment for the Company totaled approximately $1.5 million and was accrued on September 30, 1996. The actual reduction of net income was approximately $917,000, after considering the tax deductibility of the special assessment.

(19)   Selected Quarterly Financial Data (Unaudited)

        Selected quarterly financial data for the year ended September 30, 1996 is as follows:

                                                                                              Quarter ended
                                                                  ------------------------------------------------------------------
                                                                  December 31,        March 31,         June 30,       September 30,
                                                                     1995               1996              1996             1996
                                                                  ------------        ---------         --------       -------------
                                                                            (thousands of dollars, except per share data)

Total interest income ...................................            $5,690            $5,692            $6,199            $7,238
Total interest expense ..................................             2,970             2,648             3,028             3,780
                                                                     ------            ------            ------            ------
           Net interest income ..........................             2,720             3,044             3,171             3,458
Provision for losses on loans ...........................                30                30                50                60
                                                                     ------            ------            ------            ------
           Net interest income
              after provision
              for losses
              on loans ..................................             2,690             3,014             3,121             3,398
Noninterest income ......................................               364               439               547               492
Noninterest expense .....................................             1,700             1,720             1,891             3,541(1)
                                                                     ------            ------            ------            ------
           Income before income
              tax expense ...............................             1,354             1,733             1,777               349
Income tax expense ......................................               561               718               700               176
                                                                     ------            ------            ------            ------
           Net income ...................................            $  793            $1,015            $1,077            $  173
                                                                     ======            ======            ======            ======

Earnings per share ......................................            $  .18            $  .21            $  .22            $  .06
                                                                     ======            ======            ======            ======


(1) Includes SAIF special assessment of $1.5 million.

        Selected quarterly financial data for the year ended September 30, 1995 is as follows:


                                                                                       Quarter ended
                                                             ------------------------------------------------------------------
                                                             December 31,        March 31,         June 30,       September 30,
                                                                 1994              1995              1995             1995
                                                             ------------        ---------         --------       -------------
                                                                       (thousands of dollars, except per share data)
Total interest income ......................................    $4,551            $4,941            $5,002            $5,514
Total interest expense .....................................     2,217             2,453             2,657             2,981
                                                                ------            ------            ------            ------
         Net interest income ...............................     2,334             2,488             2,345             2,533
Provision for losses on loans ..............................        30                30              --                 300
                                                                ------            ------            ------            ------
         Net interest income after
            provision for losses
            on loans .......................................     2,304             2,458             2,345             2,233
Noninterest income .........................................       382               379               274               375
Noninterest expense ........................................     1,470             1,439             1,511             1,472
                                                                ------            ------            ------            ------
         Income before income tax
            expense ........................................     1,216             1,398             1,108             1,136
Income tax expense .........................................       504               545               389               436
                                                                ------            ------            ------            ------
         Net income ........................................    $  712            $  853            $  719            $  700
                                                                ======            ======            ======            ======

Earnings per share .........................................    $  .17            $  .19            $  .17            $  .16
                                                                ======            ======            ======            ======

(20)    Purchase Agreement

        On August 13, 1996, the Company and Home Federal Savings Bank, Carbondale, Illinois (Home Federal) announced the execution of a definitive agreement under the terms of which the Company intends to acquire Home Federal at a purchase price of $21.00 per share. The acquisition price will approximate $6.3 million. The acquisition has been approved by regulatory authorities and is subject to approval by stockholders of the Company and Home Federal. The transaction is expected to close during the first calendar quarter of 1997.

(21)    Parent Company Financial Information

        The following are a condensed balance sheet as of September 30, 1996 and a condensed statement of income and cash flows for the period from December 28, 1995 to September 30, 1996 for Charter Financial, Inc. (parent company only):

                             Condensed Balance Sheet

                                                                       1996
                                                                     -------
                                                                  (in thousands)
Assets:
   Cash ......................................................      $   268
   Repurchase agreements .....................................        4,401
   Investment in subsidiary ..................................       53,404
   Other assets ..............................................          275
                                                                    -------
                                                                    $58,348
Liabilities and stockholders' equity:
   Other liabilities .........................................        1,954
   Stockholders' equity ......................................       56,394
                                                                    $58,348

                          Condensed Statement of Income
                                                                       1996
                                                                      -------
                                                                  (in thousands)
Interest income ..............................................      $   401
Interest expense .............................................           55
                                                                    -------
                                                                        346
Operating expenses ...........................................           43
                                                                    -------
               Income before income taxes and
                  equity in undistributed
                  earnings of subsidiary .....................          303
Income tax expense ...........................................          116
               Income before equity in
                  undistributed earnings
                  of subsidiary ..............................          187
Equity in undistributed earnings of subsidiary ...............        2,871(1)
                                                                    -------
               Net income ....................................      $ 3,058
                                                                    =======


        (1) Includes  undistributed  earnings of  subsidiary  for the year ended
        September 30, 1996.

                        Condensed Statement of Cash Flows

                                                                       1996
                                                                     -------
                                                                  (in thousands)
Operating activities:
   Net income ..................................................    $  3,058
   Equity in undistributed earnings of
     subsidiary ................................................      (2,871)
   Other, net ..................................................       2,032
            Net cash provided by operating
               activities ......................................       2,219
Investing activities:
   Capital contributions to subsidiary .........................     (15,166)
   Increase in repurchase agreements ...........................      (4,401)
            Net cash  used in  investing  activities ...........     (19,567)
Financing activities:
   Proceeds from issuance of stock .............................      27,052
   Exercise of stock options ...................................           3
   Cash paid to minority stockholders ..........................          (2)
   Dividends paid ..............................................        (553)
   Retirement of stock .........................................      (8,984)
   Capital contribution from Charter
     Bancorp, M.H.C ............................................         100
            Net cash provided by financing
               activities ......................................      17,616
            Net change in cash and cash
               equivalents .....................................         268
Cash and cash equivalents at beginning of year .................        --
                                                                    --------
Cash and cash equivalents at end of year .......................    $    268
                                                                    ========

STOCKHOLDER INFORMATION

BOARD OF DIRECTORS                        OFFICERS
------------------                        --------
John A. Becker, Chairman                  John A. Becker
Truman D. Cashman                         Chairman of the Board and President
William A. Norton
Klondis T. Pirtle                         Michael R. Howell
Carl S. Schlageter, M.D.                  Executive Vice President and Treasurer
Linda M. Johnson
Michael R. Howell                         Linda M. Johnson
John Petkas, Jr.                          Senior Vice President and Secretary
James H. Clutts
Dennis F. Doelitzsch                      Karen P. Jacobus
Ralph Eugene Watson                       Vice President and Controller

MURPHYSBORO ADVISORY BOARD                Ronald L. Diel
                                          Vice President
James E. McCoskey
                                          Ronald W. Seymour
CORPORATE HEADQUARTERS                    Vice President

114 West Broadway                         Klay D. Tiemann
Sparta, IL  62286                         Vice President
(618) 443-2166
                                          Jerry K. Thomas
ANNUAL MEETING                            Vice President

Thursday, January 16, 1997                William H. Gardner
1:30 P.M.                                 Vice President
Charter Financial, Inc.
Corporate Headquarters                    Cynthia M. Calhoun
114 West Broadway                         Assistant Vice President
Sparta, IL 62286
                                          J. Doug Baker
STOCK LISTING                             Assistant Vice President

NASDAQ                                    Bruce N. Uchtman
Symbol:   CBSB                            Assistant Vice President

SPECIAL COUNSEL                           Larry D. Keller
                                          Assistant Vice President
Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue N.W.                Sandra J. Kowzan
Suite 400                                 Assistant Vice President
Washington, DC  20015
                                          Bonnie L. Meacham
INDEPENDENT AUDITORS                      Assistant Vice President and Assistant
                                          Secretary
KPMG Peat Marwick LLP
1010 Market Street                        Rosalyn K. Thies
St. Louis, MO  63101                      Assistant Vice President and Assistant
                                          Secretary
TRANSFER AGENT
Registrar and Transfer Company            Deborah J. Baird
10 Commerce Drive                         Assistant Vice President and Assistant
Cranford, NJ 07016                        Secretary
(800) 368-5948

STOCKHOLDER INFORMATION

BOARD OF DIRECTORS                        OFFICERS
------------------                        --------
                                          Elizabeth H. Gearhart
                                          Assistant Secretary

                                          Marsha A. Pieron
                                          Assistant Secretary

                                          Theresa M. Richter
                                          Assistant Secretary

                                          Mary E. Yeckley
                                          Assistant Secretary

                                          Judith L. Batchelor
                                          Assistant Secretary

                                          Kay L. Morrison
                                          Assistant Secretary

                                          Franny R. Presutti
                                          Assistant Secretary

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 1996 Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by written request of shareholders to: Linda M. Johnson, Senior Vice President, Charter Financial, Inc., 114 West Broadway Sparta, IL 62286

FDIC  Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.